09012415

JEFFERSON
Bancshares, Inc.

Notice of 2009 Annual Meeting

Proxy Statement and 2009 Annual Report on Form 10-K

JEFFERSON Bancshares, Inc.

Dear Fellow Shareholder:

As you are well aware, the national economy has continued to struggle over the past year, which has resulted in increased challenges for our industry. Jefferson Federal, like many community-oriented financial institutions, has been negatively impacted by these adverse conditions, particularly with respect to the strain placed on local businesses and individuals by the economic downturn. As a result of these events, our industry has become the target of proposed federal legislation which, if enacted, would create a new consumer protection agency to serve as an additional federal regulator for financial institutions and increase the costs associated with regulatory compliance.

Despite these unprecedented circumstances, fiscal 2009 was a noteworthy year for Jefferson Bancshares, Inc. Our acquisition of State of Franklin Bancshares, Inc., which was consummated on October 31, 2008, effectively doubled the size of our company and contributed to our positive results for the year, as evidenced by our 37% increase in core earnings. In addition, while non-performing loans as a percentage of total loans increased from 0.11% to 1.20% year over year, relative to the industry, our asset quality remained strong, and net charge-offs to outstanding loans decreased to 0.14% from 0.20% for fiscal 2008. Perhaps equally as important to these achievements has been the addition to the Jefferson family of the State of Franklin employees who share the same desire to provide quality banking services to the Tri-Cities market as we at Jefferson Federal have fostered for generations. We expect full systems integration to be achieved by the end of March 2010.

Fiscal 2009 also completed our sixth full year operating as a public company. During this past fiscal year, we continued repurchasing our shares under our fourth repurchase program. As of June 30, 2009, we had repurchased approximately 2,476,000 shares, or 30% of our original shares outstanding.

During fiscal 2010, we expect that our industry will continue to be negatively impacted by the recent economic downturn. However, we look forward to continuing to emphasize the personal service and community banking philosophy our customers have come to expect while seeking to capitalize on the growth we achieved during fiscal 2009.

Thank you for your confidence and support of Jefferson Bancshares, Inc.

Sincerely,

Anderson L. Smith
President and Chief Executive Officer

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JEFFERSON BANCSHARES, INC.
120 Evans Avenue
Morristown, Tennessee 37814
(423) 586-8421

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TIME AND DATE..............................	2:00 p.m. on Thursday, October 29, 2009
PLACE..	Independence Room Jefferson Federal Bank 120 Evans Avenue Morristown, Tennessee
ITEMS OF BUSINESS......................	(1) The election of three directors to serve for a term of three years; (2) The ratification of the appointment of Craine, Thompson & Jones, P.C. as independent registered public accounting firm for the Company for the fiscal year ending June 30, 2010; and (3) Such other business that may properly come before the meeting. Note: The Board of Directors is not aware of any other business to come before the meeting.
RECORD DATE................................	In order to vote, you must have been a shareholder at the close of business on August 28, 2009.
PROXY VOTING...............................	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone or by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement.

BY ORDER OF THE BOARD OF DIRECTORS

Jane P. Hutton

Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
September 25, 2009

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JEFFERSON BANCSHARES, INC.

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Jefferson Bancshares, Inc. ("Jefferson Bancshares" or the "Company") for the 2009 annual meeting of shareholders and for any adjournment or postponement of the meeting. Jefferson Bancshares is the holding company for Jefferson Federal Bank ("Jefferson Federal" or the "Bank").

We are holding the 2009 annual meeting in the Independence Room of Jefferson Federal at 120 Evans Avenue, Morristown, Tennessee on October 29, 2009, at 2:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to shareholders of record beginning on or about September 25, 2009.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 29, 2009

This proxy statement and the Company's Annual Report on Form 10-K for the year ended June 30, 2009, as filed with the U.S. Securities and Exchange Commission, are available electronically at https://materials.proxyvote.com/472375.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your shares of Jefferson Bancshares common stock that you owned as of August 28, 2009. As of the close of business on August 28, 2009, a total of 6,706,489 shares of Jefferson Bancshares common stock were outstanding and entitled to vote.

The Company's Charter provides that record holders of the Company's common stock who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote with respect to the shares held in excess of the 10% limit. With respect to shares held by a broker, bank or other nominee, the Company generally will look beyond the holder of the shares to the person or entity for whom the shares are held when applying the voting limitation. However, where the ultimate owner of the shares has granted voting authority to the broker, bank or other nominee that holds the shares, the Company will apply the 10% voting limitation to the broker, bank or nominee.

Ownership of Shares; Attending the Meeting

You may own shares of Jefferson Bancshares in one or more of the following ways:

- Directly in your name as the shareholder of record; or

- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Jefferson Bancshares common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other holder of record of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, shareholders will elect three directors to serve for a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Craine, Thompson & Jones, P.C. as our independent registered public accounting firm for fiscal 2010, the affirmative vote of a majority of the votes cast at the annual meeting is required.

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at shareholder meetings are routine or non-routine. If a proposal is routine, a broker, bank or other entity holding shares for an owner in street name may vote for the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker, bank or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker, bank or other entity holding shares for an owner in street name is unable to vote on a particular proposal because the proposal is non-routine and has not received voting instructions from the beneficial owner. The election of directors and the ratification of Craine, Thompson & Jones, P.C. as our independent registered public accounting firm for fiscal 2010 are currently considered routine matters under the rules of the New York Stock Exchange.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes, if any, also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld will have no effect on the outcome of the election. In counting votes on the proposal to ratify the selection of the independent registered public accounting firm, abstentions will have the same effect as a negative vote while broker non-votes will have no effect on the proposals.

Voting by Proxy

The Board of Directors of Jefferson Bancshares is sending you this proxy statement for the purpose of requesting that you allow your shares of Jefferson Bancshares common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Jefferson Bancshares common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors.

The Board of Directors recommends a vote:

- **"FOR" each of the three nominees for director; and**
- **"FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your Jefferson Bancshares common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. The Company does not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Instead of voting by mailing a proxy card, registered shareholders can vote their shares of Company common stock via the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet and telephone voting are set forth on the enclosed proxy card. The deadline for voting via the Internet or by telephone is 11:59 p.m., Eastern time, on Wednesday, October 28, 2009.

Participants in Jefferson Federal's ESOP and 401(k) Plan

If you participate in the Jefferson Federal Bank Employee Stock Ownership Plan (the "ESOP") or if you hold shares through the Jefferson Federal Bank Employees' Savings & Profit Sharing Plan and Trust (the "401(k) Plan"), you will receive voting instruction cards for both plans that reflect all shares you may vote under the plans. You may submit your voting instruction cards, or convey your voting instructions via the Internet or by telephone. Specific instructions for Internet or telephone submission are set forth on the Plan voting instruction cards. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the Jefferson Bancshares, Inc. Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for submitting your voting instructions is 11:59 p.m., Eastern time, on Thursday, October 22, 2009.

CORPORATE GOVERNANCE

Director Independence

The Company's Board of Directors consists of seven members, all of whom are independent under the current listing requirements of the Nasdaq Stock Market, except for Mr. Smith, who is not independent because he serves as the President and Chief Executive Officer of Jefferson Bancshares and Jefferson Federal. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between Jefferson Bancshares, Jefferson Federal and their directors that were not required to be disclosed in this proxy statement under the heading *"Other Information Relating to Directors and Executive Officers—Transactions with Related Persons,"* including loans that Jefferson Federal directly or indirectly made to Director Young and legal services provided to Jefferson Federal by the law firm of which Director Reams is a partner.

Committees of the Board of Directors

The following table identifies our standing committees and their members as of June 30, 2009. All members of each committee are independent in accordance with the listing standards of the Nasdaq Stock Market.

Director	Audit/ Compliance Committee	Compensation Committee	Nominating/ Corporate Governance Committee
Dr. Terry M. Brimer	X	X *	X
Dr. Jack E. Campbell	X *	X	X
William T. Hale	X	X	X
H. Scott Reams		X	X *
William F. Young		X	X
Number of Meetings in 2009	5	4	1

*Chairman

Audit/Compliance Committee. The Board of Directors has a separately-designated standing Audit/Compliance Committee (the "Audit Committee") established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that the Audit Committee does not have a member who is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. While the Board recognizes that no individual Board member meets the qualifications required of an "audit committee financial expert," the Board believes that appointment of a new director to the Board of Directors and to the Audit Committee at this time is not necessary as the level of financial knowledge and experience of the current members of the Audit Committee, including such members' ability to read and understand fundamental financial statements, is cumulatively sufficient to adequately discharge the Audit Committee's responsibilities. The Audit Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix A* to this proxy statement.

Compensation Committee. The Compensation Committee approves the compensation objectives for the Company and Jefferson Federal and establishes the compensation for the Chief Executive Officer and other executives, including base salary, annual incentive, long-term incentives, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee does not have a contractual arrangement with any compensation consultant who has a role in determining or recommending the amount or form of executive or director compensation. However, the Compensation Committee utilizes the Tennessee Bankers Association Salary and Benefits Survey as well as other surveys prepared by trade groups and independent benefits consultants to evaluate the competitiveness of our compensation practices. The Compensation Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix A* to Jefferson Bancshares' proxy statement filed with the Securities and Exchange Commission on September 17, 2007.

Nominating/Corporate Governance Committee. The Nominating/Corporate Governance Committee is responsible for the annual selection of the Board of Directors' nominees for election as directors and for developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to Jefferson Bancshares' corporate governance policy. The Nominating/Corporate Governance Committee acts under a written charter adopted by the Board of Directors, a copy of which is included as *Appendix B* to Jefferson Bancshares' proxy statement filed with the Securities and Exchange Commission on September 17, 2007.

Nominating/Corporate Governance Committee Procedures

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its shareholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Jefferson Federal. The Nominating/Corporate Governance Committee has not previously used an independent search firm to identify nominees.

Evaluation. In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Consideration of Recommendations by Shareholders. It is the policy of the Nominating/ Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by shareholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. As to the shareholder making the recommendation, the name and address, as they appear on the Company's books, of such shareholder; provided, however, that if the shareholder is not a registered holder of the Company's common stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of shareholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to shareholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

The Company and Jefferson Federal conduct business through meetings and activities of their Boards of Directors and their committees. During the fiscal year ended June 30, 2009, the Board of Directors of the Company held 22 regular meetings and six special meetings. No director attended fewer than 75% of the total meetings of the Boards of Directors and committees on which he served during the year ended June 30, 2009.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct requires that the Company's directors, executive officers and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. Under the terms of the Code of Ethics and Business Conduct, directors, executive officers and employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code.

As a mechanism to encourage compliance with the Code of Ethics and Business Conduct, the Company has established procedures to receive, retain and treat complaints received regarding accounting, internal accounting controls or auditing matters. These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. The Code of Ethics and Business Conduct also prohibits the Company from retaliating against any director, executive officer or employee who reports actual or apparent violations of the Code.

REPORT OF THE AUDIT/COMPLIANCE COMMITTEE

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm (the "independent accountants") are responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit/Compliance Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit/Compliance Committee has met and held discussions with management, the internal auditors and the independent accountants. Management represented to the Audit/Compliance Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit/Compliance Committee has reviewed and discussed the consolidated financial statements with management and the independent accountants. The Audit/Compliance Committee discussed with the independent accountants matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol.

1 AV Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit/Compliance Committee has received the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent accountants the independent accountants' independence from the Company and its management. In concluding that the auditors are independent, the Audit/Compliance Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit/Compliance Committee discussed with the Company's independent accountants the overall scope and plans for their audit. The Audit/Compliance Committee meets with the independent registered public accounting firm, with and without management and the internal accountants present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit/Compliance Committee acts only in an oversight capacity. In its oversight role, the Audit/Compliance Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent accountants who, in their report, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit/Compliance Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit/Compliance Committee's considerations and discussions with management and the independent accountants do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's consolidated financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent accountants are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit/Compliance Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended June 30, 2009 for filing with the Securities and Exchange Commission. The Audit/Compliance Committee and the Board of Directors also have approved, subject to shareholder ratification, the selection of the Company's independent accountants.

Audit/Compliance Committee the Board of Directors of Jefferson Bancshares, Inc.

Dr. Jack E. Campbell, Chairman
Dr. Terry M. Brimer
William T. Hale

DIRECTOR COMPENSATION

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2009 fiscal year. No tax-qualified or retirement-qualified compensation was provided to directors in fiscal 2009.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
Dr. Terry M. Brimer	17,600	14,347	8,646	40,593
Dr. Jack E. Campbell	21,200	14,347	8,646	44,193
William T. Hale	18,200	14,347	8,646	41,193
John F. McCrary, Jr.	21,200	14,347	8,646	44,193
H. Scott Reams	21,300	14,347	8,646	44,293
William F. Young	17,500	14,347	8,646	40,493

(1) Includes fees earned for service with Jefferson Bancshares and Jefferson Federal.

(2) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) of the vesting of shares of restricted stock in 2009 based upon the Company's stock price of $13.69 as of the date of grant. The stock awards were granted in January 2004 and vested ratably over a 5-year period. All awards were fully vested as of January 2009. There were no new stock awards made to directors in 2009.

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) in 2009 for each executive, based upon a fair value of each option of $3.30 using the Black-Scholes option pricing model. For further information on the assumptions used to compute the fair value, see note 1 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K. There were no option awards granted in fiscal 2009. Options vested in five equal annual installments beginning one year from the date of grant, which for all options shown was January 29, 2005.

Cash Retainers and Meeting Fees for Non-Employee Directors

The following table sets forth the applicable retainers and fees that will be paid to our directors for their service on our Board of Directors during fiscal 2010.

Quarterly retainer	$1,000
Fee for attendance at regular Board meetings	800
Fee for attendance at special Board meetings	200
Fee for attendance at committee meetings	100

STOCK OWNERSHIP

The following table provides information as of August 28, 2009 about the persons, other than directors and executive officers, known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding[(1)]
Jefferson Federal Bank Employee Stock Ownership Plan 120 Evans Avenue Morristown, Tennessee 37814	648,154	9.66%
Bank of America Corporation NB Holdings Corporation Bank of America, NA Columbia Management Group, LLC Columbia Management Advisors, LLC 100 North Tryon Street Floor 25 Bank of America Corporate Center Charlotte, North Carolina 28255	464,500 [(2)]	6.93
Friedlander & Co., Inc. Theodore Friedlander III 322 East Michigan Street Suite 250 Milwaukee, Wisconsin 53202	355,733 [(3)]	5.30

(1) Based on 6,706,489 shares of the Company's common stock outstanding and entitled to vote as of August 28, 2009.

(2) Based upon information in a Schedule 13G/A filed jointly on February 7, 2008 with the U.S. Securities and Exchange Commission (the "SEC"). According to this filing, Bank of America Corporation, NB Holdings Corporation, Bank of America, NA and Columbia Management Group, LLC have shared voting power with respect to 369,500 shares and shared dispositive power with respect to 464,500 shares and Columbia Advisors, LLC has sole voting power with respect to 369,500 shares, sole dispositive power with respect to 463,100 shares and shared dispositive power with respect to 1,400 shares.

(3) Based upon information in a Schedule 13G/A filed on February 17, 2009 with the SEC. According to this filing, Friedlander & Co., Inc. ("Friedlander") has sole dispositive power with respect to 355,733 shares and Theodore Friedlander III has sole voting power with respect to 44,763 shares. Mr. Friedlander is a controlling person of Friedlander and as such may be deemed to beneficially own the shares of Company common stock beneficially owned by Friedlander. Mr. Friedlander beneficially owns less than 1% of the shares held by Friedlander and disclaims beneficial ownership of all other shares held by Friedlander.

The following table provides information as of August 28, 2009 about the shares of Jefferson Bancshares common stock that may be considered to be beneficially owned by each director, nominee for director, named executive officers listed in the *Summary Compensation Table* and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting and sole investment power with respect to the number of shares shown.

Name	Number of Shares Owned(1)	Number of Shares That May be Acquired Within 60 Days by Exercising Options	Percent of Common Stock Outstanding(2)
Dr. Terry M. Brimer	109,909 (3)	26,203	2.02%
Dr. Jack E. Campbell	73,188 (4)	26,203	1.48
Anthony J. Carasso	15,078 (5)	—	*
William T. Hale	57,711	26,203	1.25
Randal E. Greene	52,948 (6)	55,564	1.60
John F. McCrary, Jr.	158,431	26,203	2.74
H. Scott Reams	115,627 (7)	26,203	2.11
Anderson L. Smith	72,612 (8)	69,875	2.10
William F. Young	41,409 (9)	26,203	*
All directors and executive officers as a group (13 persons)	802,229	361,266	16.46

* Does not exceed 1.0% of the Company's voting securities.

(1) Includes 7,589 and 17,867 shares allocated to the accounts of Messrs. Carasso and Smith, respectively, under the ESOP with respect to which Messrs. Carasso and Smith have voting but not investment power.

(2) Based on 6,706,489 shares of Company common stock outstanding and entitled to vote as of the close of business on August 28, 2009, plus the number of shares that may be acquired by each individual (or group of individuals) by exercising options.

(3) Includes 36,500 shares held by Mr. Brimer's wife and 40,000 shares pledged as security.

(4) Includes 35,000 shares pledged as security.

(5) Includes 2,400 unvested shares of restricted stock held in trust under the Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan, with respect to which Mr. Carasso has voting but not investment power.

(6) Includes 29,240 unvested shares of restricted stock held in trust under the Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan, with respect to which Mr. Greene has voting but not investment power. Also includes 5,477 shares held by IRA and 291 shares held as custodian for Mr. Greene's son.

(7) Includes 2,050 shares held by Mr. Reams' wife, 12,500 shares held by 401(k) plan and 1,500 shares held by IRA.

(8) Includes 4,903 shares held by 401(k) plan and 15,000 shares held by IRA.

(9) Includes 4,689 shares held by Mr. Young's wife, 14,820 shares held by his wife's IRA and 16,845 shares held by IRA.

ITEMS TO BE VOTED UPON BY SHAREHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors currently consists of seven members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Board of Directors' nominees for election this year, to serve for a three-year term or until their respective successors have been elected and qualified, are Anderson L. Smith, Dr. Jack E. Campbell and William F. Young. Each of the nominees is currently a director of Jefferson Bancshares and Jefferson Federal.

Unless you indicate on the proxy card that your shares should not be voted for a certain nominee, the Board of Directors intends that the proxies solicited by it will be voted for the election of each of the Board's nominees. If either nominee is unable to serve, the persons named in the proxy card will vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Messrs. Smith, Campbell and Young.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of June 30, 2009. The indicated period of service as a director includes the period of service as a director of Jefferson Federal.

Nominees for Election as Directors

The nominees for election to serve for a three-year term are:

Anderson L. Smith has served as the President and Chief Executive Officer of Jefferson Federal and Jefferson Bancshares since January 2002 and March 2003, respectively. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank, National Association. Age 61. Director since 2002.

Dr. Jack E. Campbell has served part-time as the President Emeritus of Walters State Community College, Morristown, Tennessee since July 1, 2005. He previously served as the President of Walters State Community College since 1974. Age 70. Director since 1979.

William F. Young is the President and Chief Executive Officer of Young's Furniture Manufacturing Company, Inc., of Whitesburg, Tennessee. Age 69. Director since 2000.

Directors Continuing in Office

The following directors have terms ending in 2010:

Dr. Terry M. Brimer is the President and majority owner of Doctor's Hospital Pharmacy, Inc., Morristown, Tennessee. Age 61. Director since 1977.

H. Scott Reams is Chairman of the Board of Directors of Jefferson Bancshares and Jefferson Federal Bank. He is also a Partner in the law firm of Taylor, Reams, Tilson and Harrison of Morristown, Tennessee. Age 60. Director since 1982.

The following directors have terms ending in 2011:

William T. Hale is employed by PFG-Hale, Inc., a wholesale food distributor. Age 57. Director since 2000.

John F. McCrary, Jr. previously served as Chairman of the Board of Directors of Jefferson Bancshares and Jefferson Federal. Mr. McCrary is a real estate broker and President of Century 21 Masengill-McCrary Realtors Company and Secretary of Masengill-McCrary-Gregg Company, an insurance agency, both located in Morristown, Tennessee. Age 84. Director since 1963.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit/Compliance Committee of the Board of Directors has appointed Craine, Thompson & Jones, P.C. to be the Company's independent registered public accounting firm for the 2010 fiscal year, subject to ratification by shareholders. A representative of Craine, Thompson & Jones, P.C. is expected to be present at the annual meeting to respond to appropriate questions from shareholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast by shareholders at the annual meeting, the Audit/Compliance Committee will consider other independent registered public accounting firms.

The Board of Directors recommends a vote "FOR" the ratification of the appointment of Craine, Thompson & Jones, P.C. as the Company's independent registered public accounting firm.

Audit Fees. The following table sets forth the fees billed to the Company for the fiscal years ending June 30, 2009 and 2008 by Craine, Thompson & Jones, P.C.:

	2009	2008
Audit fees (1)	$ 75,325	$ 62,425
Audit related fees	—	—
Tax fees (2)	39,545	15,000
All other fees (3)	22,700	13,620

(1) Includes professional services rendered for the audit of the Company's annual consolidated financial statements and review of consolidated financial statements included in Forms 10-Q, or services normally provided in connection with statutory and regulatory filings (i.e., attest services required by FDICIA or Section 404 of the Sarbanes-Oxley Act), including out-of-pocket expenses.
(2) Consists of tax filing and tax related compliance and other advisory services.
(3) Includes fees for assistance with securities filings other than periodic reports and Section 404 of the Sarbanes-Oxley Act certification services. For 2009, also includes professional services rendered in connection with the Company's acquisition of State of Franklin Bancshares, Inc. on October 31, 2008.

Policy on Audit/Compliance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm. The Audit/Compliance Committee is responsible for appointing and reviewing the work of the independent registered public accounting firm and setting the independent registered public accounting firm's compensation. In accordance with its charter, the Audit/Compliance Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. This approval process ensures that the independent registered public accounting firm does not provide any non-audit services to the Company that are prohibited by law or regulation. During the year ended June 30, 2009, all services were approved in advance by the Audit/Compliance Committee in compliance with these procedures.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following information is furnished for the principal executive officer and the next two most highly compensated executive officers of the Company whose total compensation for the year ended June 30, 2009 exceeded $100,000.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensati on ($)(4)	Total ($)
Anderson L. Smith	2009	230,400	—	47,826	23,059	47,519	348,404
President and Chief	2008	193,550	—	95,652	46,118	51,208	386,528
Executive Officer	2007	193,450	46,691	95,665	46,118	59,535	441,459
Randal E. Greene (5)	2009	138,400	50,000 (6)	254,388	—	5,609	448,397
President—Tri-Cities	2008	—	—	—	—	—	—
Division	2007	—	—	—	—	—	—
Anthony J. Carasso	2009	135,200	—	15,900	—	17,186	168,286
President of the	2008	130,000	—	15,900	—	21,123	167,023
Knoxville Region of	2007	130,000	17,545	15,900	—	24,392	187,837
Jefferson Federal							

(1) For Mr. Smith, includes $20,400, $20,300 and $20,200 in Board fees for 2009, 2008 and 2007, respectively.

(2) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) of the vesting of 6,987 and 1,200 shares of restricted stock in 2009 for Messrs. Smith and Carasso, respectively, based upon the Company's stock price as of the date of grant, which was $13.69 for Mr. Smith and $13.25 for Mr. Carasso. The stock awards for Mr. Smith were granted in January 2004 and vested ratably over a 5-year period. All Mr. Smith's stock awards were fully vested as of January 2009. Mr. Greene's stock award was granted in October 2008 and will vest ratably over a three-year period. Mr. Carasso's stock award was granted in January 2006 and will vest ratably over a five-year period.

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) in 2009 for each executive, based upon a fair value of each option of $3.30 using the Black-Scholes option pricing model. For further information on the assumptions used to compute the fair value, see note 1 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K. Options vested in five equal annual installments beginning one year from the date of grant, which for all options shown was January 29, 2005.

(4) Details of the amounts reported in the "All Other Compensation" column for fiscal 2009 are provided in the table below:

	Mr. Smith	Mr. Greene	Mr. Carasso
Market value of ESOP contributions	25,947	—	16,394
Taxable fringe benefits	3,600	2,100	—
Perquisites	12,000 (a)	— (b)	— (b)
Dividends paid on stock awards	1,258	3,509	792
BOLI	4,714	—	—

(a) Consisted of an automobile allowance.
(b) Did not exceed $10,000.

(5) Mr. Greene joined the Company on October 31, 2008 in connection with the Company's acquisition of State of Franklin Bancshares, Inc. Accordingly, compensation information is not available for fiscal 2008 or 2007.
(6) Received in connection with the Company's acquisition of State of Franklin Bancshares, Inc. on October 31, 2008.

Employment Agreement

The Company and Jefferson Federal maintain a three-year employment agreement with Anderson L. Smith. The Boards of Directors of the Company and Jefferson Federal may renew the term of the employment agreement for an additional year each year on the anniversary date of the agreement, unless a request for non-renewal is given by Mr. Smith. The employment agreement provides that Mr. Smith's base salary is to be reviewed annually. Mr. Smith's current base salary under the employment agreement is $210,000. In addition to base salary, the employment agreement provides for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Mr. Smith's employment agreement also provides for an annual supplemental retirement benefit of $15,083 payable each year over a 15 year period commencing in the year Mr. Smith attains age 65. In addition, Mr. Smith's employment agreement provides for a death benefit of not less than $350,000 through a supplemental life insurance policy. Upon termination of employment from the Company or Jefferson Federal for any reason, Mr. Smith is subject to a two year non-competition agreement. See *"—Potential Post-Termination Benefits"* below for a discussion of the benefits and payments Mr. Smith may receive upon the termination of his employment.

The Company and Jefferson Federal also maintain an employment agreement with Randal E. Greene. This agreement was entered into in connection with the State of Franklin acquisition. Mr. Greene received a signing bonus of $50,000 from Jefferson Federal as consideration of the specialized knowledge he developed during his tenure with State of Franklin. The term of the employment agreement is October 31, 2008 through June 30, 2010. The agreement provides that the Boards of Directors of the Company and Jefferson Federal may renew the term of the employment agreement for an additional year each year so that the remaining term of the employment agreement will be twenty-four months. The employment agreement provides that Mr. Greene's base salary is to be reviewed annually. Mr. Greene's current base salary under the employment agreement is $204,205. In addition to base salary, the employment agreement provides for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. Upon termination of employment from the Company or Jefferson Federal for any reason, Mr. Greene is subject to a two year non-competition agreement. See *"—Potential Post-Termination Benefits"* below for a discussion of the benefits and payments Mr. Greene may receive upon the termination of his employment.

Grants of Plan Based Awards

The following table provides information concerning all plan-based awards granted to our named executive officers in 2009 under the Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan.

Name	Grant Date	Number of Shares of Stock or Units (1)	Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock Awards and Options (2)
Randal E. Greene	10/31/2008	29,240	—	—	254,388

(1) The restricted stock awards granted to Mr. Greene vest ratably over a three-year period commencing one year from the grant date.
(2) Sets forth the grant date fair value of Mr. Greene's stock award calculated in accordance with FAS 123(R). The grant date fair value of all stock awards is equal to the number of awards multiplied by $8.70, the closing price for the Company's common stock on the date of grant.

Outstanding Equity Awards at Fiscal Year End

The following table provides information concerning unexercised options and stock awards that have not vested for each named executive officer outstanding as of June 30, 2009.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Anderson L. Smith	69,875	—	13.69	01/29/2014	—	—
Randal E. Greene	30,500 (3) 25,064 (3)	— —	10.00 11.00	10/31/2011 10/31/2011	29,240 —	178,071 —
Anthony J. Carasso	—	—	—	—	2,400	14,616

(1) The restricted stock awards vest ratably over a three-year period for Mr. Greene and a five-year period for Mr. Carasso. Mr. Greene received his restricted stock award on October 31, 2008 and Mr. Carasso received his restricted stock award on January 31, 2006.
(2) Based upon the Company's closing stock price of $6.09 on June 30, 2009.
(3) Represents options granted pursuant to the State of Franklin Savings Bank Stock Incentive Plan and assumed by the Company in connection with its acquisition of State of Franklin Bancshares, Inc. on October 31, 2008.

Option Exercises and Stock Vested

The following table provides information concerning the vesting of stock awards for each named executive officer, on an aggregate basis, during the 2009 fiscal year. No stock options were exercised by our named executive officers during the 2009 fiscal year.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Anderson L. Smith	—	—	6,987	56,245
Randal E. Greene	—	—	—	—
Anthony J. Carasso	—	—	1,200	9,660

Nonqualified Deferred Compensation

Supplemental Executive Retirement Plan. Jefferson Federal maintains a supplemental executive retirement plan which provides restorative payments to executives designated by the Board of Directors who are prevented from receiving the full benefits contemplated by the employee stock ownership plan's benefit formula due to limitations imposed by the Internal Revenue Code. The restorative payments under the supplemental executive retirement plan consist of payments in lieu of shares that cannot be allocated to the participant's account under the employee stock ownership plan. In addition to providing for benefits lost under the employee stock ownership plan as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a Change in Control (as defined in the plan) before the complete scheduled repayment of the employee stock ownership plan loan. See *"—Potential Post-Termination Benefits"* below for a more complete discussion of these benefits upon a change in control.

The Board of Directors has designated Mr. Smith as a participant in the supplemental executive retirement plan and may designate other officers as participants in future years.

The following table provides information with respect to the above described supplemental executive retirement plan in which Anderson L. Smith participated during fiscal 2009. No other named executive officers participated in the supplemental executive retirement plan during fiscal 2009.

Name	**Plan Name**	**Registrant Contributions in Last Fiscal Year ($)**	**Aggregate Balance at Last Fiscal Year End ($)(1)**
Anderson L. Smith	Supplemental Executive Retirement Plan	6,831	19,630

(1) Reflects the accrual at June 30, 2009 of 2,281 shares held for the benefit of Mr. Smith under the supplemental executive retirement plan.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under the terms of the employment agreements, if Mr. Smith or Mr. Greene is terminated for cause, the executive will receive his base salary through the date of termination and retain the rights to any vested benefits under the Jefferson Federal tax-qualified plans, and with regards to Mr. Smith only, the supplemental executive retirement plan. Messrs. Smith, Greene and Carasso will forfeit all rights to unvested and unexercised equity awards if they are terminated for cause.

Payments Upon Termination Without Cause or for Good Reason. Under the terms of the employment agreements, if Mr. Smith or Mr. Greene resigns after specified circumstances that would constitute constructive termination, the executive (or, if he dies, his beneficiary) would be entitled to receive an amount equal to his base salary due for the remaining term of his agreement, and Mr. Smith will receive the contributions that would have been made on his behalf during the remaining term of his agreement to any of our employee benefit plans. We would also continue and/or pay for the executives' life, health and disability coverage for the remaining term of the employment agreements. In addition, Mr. Smith and Mr. Greene would also be subject to a two year non-compete following termination of employment without cause or for Good Reason.

Messrs. Smith, Greene and Carasso would forfeit all unvested and unexercised equity awards in the event the executives terminated employment without cause or for Good Reason.

Payments Upon Disability. If Mr. Smith becomes disabled and his employment terminates, he will receive disability pay equal to 75% of his weekly rate of base salary in effect as of the date of his termination of employment due to disability. Mr. Smith is entitled to receive disability payments until the earlier of: (i) the date he returns for full employment with us; (ii) his death; or (iii) the date his employment agreement terminates. All disability payments are reduced by the amount of any short-term or long-term disability benefits payable under our disability plans. Mr. Smith and Mr. Greene would continue to receive insurance coverage for the earlier of the events stated above if employment termination occurs due to the executive's disability.

Upon termination due to disability, outstanding stock options granted pursuant to our equity compensation plan automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards granted under the plan also vest in full upon termination due to disability.

Payments Made Upon Death. Under the terms of the employment agreements, the Smith and Greene employment agreements terminate upon death of the executive and each executive's beneficiary or estate is entitled to receive the compensation due to the executive through the last day of the month of the executive's death. In addition, Mr. Smith's beneficiary or estate would be entitled to a distribution of his accrued benefit under the supplemental executive retirement plan upon Mr. Smith's death.

Upon termination due to death, outstanding stock options granted pursuant to our equity incentive plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted under the plan also vest in full upon death.

Payments Made Upon a Change in Control. Mr. Smith's employment agreement provides for severance payments and other benefits in the event Mr. Smith is terminated without cause or he elects to terminate his employment agreement with Good Reason in connection with any change in control of Jefferson Federal or Jefferson Bancshares. In the event of a change in control (as defined in the agreement) followed by Mr. Smith's voluntary (upon circumstances discussed in the agreement) or involuntary termination of employment, Mr. Smith (or his beneficiary) would have been entitled to a severance payment equal to 2.99 times the average of his five preceding taxable years' annual compensation (the "base amount"). In addition, Mr. Smith is entitled to receive the contributions he would have received under our retirement programs for a period of 36 months, as well as health, life and disability coverage for that same time period.

If a change in control occurs during the term of Mr. Greene's employment agreement and his employment terminates involuntarily but without cause or voluntarily for Good Reason, Mr. Greene will receive a lump sum payment equal to two times his base salary, plus two times his most recent cash bonus. In addition, he will receive similar post-termination insurance coverage to that received by Mr. Smith, however, his coverage will cease upon the earlier of Mr. Green's attainment of age 65, his death or the end of the remaining term of his employment agreement. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. Individuals receiving excess parachute payments are subject to a 20% excise tax on the amount of the payment in excess of the base amount, and Jefferson Federal would not be entitled to deduct such an amount. As a result, the Smith and Greene employment agreements provide that the total value of the benefits provided and payments made to each executive in connection with a change in control may not exceed three times the executive's base amount (the "280G Limit").

We maintain a supplemental executive retirement plan that provides Mr. Smith with a cash payment in the event of a change in control equal to the benefit that he would have received under our employee stock ownership plan, had he remained employed throughout the term of the loan, less the benefits actually provided under the employee stock ownership plan on his behalf. The plan also provides Mr. Smith with a stock benefit equal to the shares of our stock he would have received under our employee stock ownership plan had he not been limited by certain provisions of the Internal Revenue Code.

Jefferson Federal maintains a change in control severance plan for the benefit of eligible employees, who do not have an employment agreement with Jefferson Federal, in the event they are terminated in connection with a Change in Control (as defined in the plan). Severance benefits are calculated under the severance plan based on monthly base pay and years of service with Jefferson Federal. The maximum payment under the plan is twelve month's base pay.

Under the terms of the ESOP, upon a change in control (as defined in the plan), the ESOP will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the ESOP who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan are not categorized as parachute payments and, therefore, do not count towards an executive's 280G Limit.

In the event of a change in control of Jefferson Bancshares or Jefferson Federal, outstanding stock options granted pursuant to our equity incentive plan automatically vest and, if the option holder is terminated other than for cause within 12 months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted under the equity incentive plan would also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards each executive's 280G Limit.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Jefferson Bancshares common stock during the year ended June 30, 2009, except for late Form 4s filed by (i) Anderson L. Smith, Anthony J. Carasso, Jane P. Hutton, Janet J. Ketner, Eric S. McDaniel and Douglas H. Rouse in connection with the disposition of shares in tax withholding transactions on January 1, 2009 and (ii) Randal E. Greene in connection with an award of restricted stock on October 31, 2008 and the acquisition of shares on December 10, 2008 in connection with the Company's acquisition of State of Franklin Bancshares, Inc..

Policies and Procedures for Approval of Related Persons Transactions

Jefferson Bancshares maintains a Policy and Procedures Governing Related Person Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;
- the Company is, will, or may be expected to be a participant; and
- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;
- any compensation paid to a director of the Company if the Board or an authorized committee of the Board approved such compensation; and
- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on

substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and, in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit/Compliance Committee. In determining whether to approve or ratify a related person transaction, the Audit/Compliance Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit/Compliance Committee who has an interest in the transaction will abstain from voting on approval of the transaction, but may, if so requested by the chair of the Audit/Compliance Committee, participate in some or all of the discussion.

Transactions with Related Persons

Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Jefferson Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Jefferson Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Jefferson Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Company maintains a comprehensive written policy for the review, approval or ratification of all transactions with related persons. In accordance with banking regulations and its policy, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or potential conflicts of interest to the Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Jefferson Federal has an employee loan program whereby employees, including executive officers and directors, may obtain loans with preferential interest rates compared to those prevailing at the time for comparable loans with persons not related to Jefferson Federal. The following information is furnished for outstanding loans made by Jefferson Federal to related persons (directors, executive officers and their immediate family members) under its employee loan program:

	Largest Aggregate Principal Outstanding for Fiscal 2009	Principal Outstanding at June 30, 2009	Principal Paid During Fiscal 2009	Interest Paid During Fiscal 2009	Interest Rate Payable
Anderson L. Smith	$353,833	$337,667	$16,166	$19,844	5.75%

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

The Company must receive proposals that shareholders seek to include in the proxy statement for the Company's next annual meeting no later than May 28, 2010. If next year's annual meeting is held on a date more than 30 calendar days from October 29, 2010, a shareholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 90 days prior to the date of the annual meeting; however, if less than 100 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders or public disclosure of the meeting date. A copy of the Bylaws may be obtained from the Company.

SHAREHOLDER COMMUNICATIONS

The Company encourages shareholder communications to the Board of Directors and/or individual directors. Shareholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814. Communications regarding financial or accounting policies should be sent to the attention of the Chairman of the Audit/Compliance Committee. All other communications should be sent to the attention of the Chairman of the Nominating/Corporate Governance Committee.

Directors are expected to prepare themselves for and to attend all Board meetings, the Annual Meeting of Shareholders and the meetings of the committees on which they serve, with the understanding that on occasion a director may be unable to attend a meeting. All of the Company's directors attended the Company's 2008 Annual Meeting of Shareholders.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Jefferson Bancshares common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Shareholders has been mailed to persons who were shareholders as of the close of business on August 28, 2009. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended June 30, 2009, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were shareholders as of the close of business on August 28, 2009 upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

HOUSEHOLDING OF PROXY STATEMENTS AND ANNUAL REPORTS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report to that address. This practice, known as "householding," is designed to reduce the Company's printing and postage costs. Once you have received notice from your broker or the Company that they or it will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report or proxy statement, please notify your broker or other holder of record if your shares are held in "street name" or the Company if you hold registered shares. You can notify the Company by contacting its transfer agent, Registrar and Transfer Company, either by phone at (800) 368-5948, by fax at (908) 497-2318, by e-mail at info@rtco.com or by mail at 10 Commerce Drive, Cranford, New Jersey 07016. If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting the same parties listed above.

BY ORDER OF THE BOARD OF DIRECTORS

Jane P. Hutton

Jane P. Hutton
Chief Financial Officer, Treasurer and Corporate Secretary

Morristown, Tennessee
September 25, 2009

Appendix A

JEFFERSON BANCSHARES, INC.
AUDIT/COMPLIANCE COMMITTEE CHARTER

Organization

The primary function of the Audit/Compliance Committee (the "Audit Committee") of the Board of Directors (the "Board") of Jefferson Bancshares, Inc. (the "Company") is to review: the integrity of the financial reports and other financial information provided by the Company to any governmental body or the public, including any certification, report, opinion or review performed by the Company's independent accountants; the Company's compliance with legal and regulatory requirements; the independent accountant's qualifications and independence; the performance of the Company's internal audit functions, its independent accountants and system of internal controls and disclosure procedures regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's auditing, accounting and financial reporting processes generally; and the preparation of information required by the Securities and Exchange Commission rules to be included in the Company's annual proxy statement.

The Audit Committee will be comprised of three or more directors as determined by the Board each of whom shall satisfy the definition of independent director as defined in any qualitative listing requirements for Nasdaq Stock Market, Inc. issuers and any applicable Securities and Exchange Commission rules and regulations. All members of the Audit Committee must be financially literate at time of appointment, meaning they must have the ability to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement. In addition, at least one member of the Audit Committee shall have past employment in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The members of the Audit Committee will be elected by the Board on an annual basis.

Responsibilities

In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality. To fulfill its responsibilities and duties the Audit Committee shall:

1. Provide an open avenue of communication between management, the independent auditor, internal audit department and the Board.

2. Meet four times per year or more frequently as circumstances may require. A quorum of the Audit Committee shall be declared when a majority of the appointed members of the Audit Committee are in attendance.

3. The Audit Committee shall meet with the independent auditors and management at least quarterly to review the Company's financial statements. In meetings attended by the independent auditors

or by regulatory examiners, a portion of the meeting will be reserved for the Audit Committee to meet in closed session with these parties.

4. Keep written minutes shall for all meetings.

5. Review with the independent auditor and internal audit department the work to be performed by each to assure completeness of coverage, reduction of redundant efforts and the effective use of audit resources.

6. Review all significant risks or exposures to the Company found during audits performed by the independent auditor and internal audit department and ensure that these items are discussed with management. From these discussions, assess and report to the Board regarding how the findings should be addressed.

7. Review recommendations from the independent auditor and internal auditing department regarding internal controls and other matters relating to the accounting policies and procedures of the Company.

8. Following each meeting of the Audit Committee, the chairman of the committee will submit a record of the meeting to the Board including any recommendations that the Committee may deem appropriate.

9. Ensure that the independent auditor discusses with the Audit Committee their judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in the financial reports. The discussion should include such issues as the clarity of the Company's financial disclosures and degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures.

10. Review the Company's audited annual financial statements and the independent auditor's opinion regarding such financial statements, including a review of the nature and extent of any significant changes in accounting principles.

11. Arrange for the independent auditor to be available to the full Board at least annually to discuss the results of the annual audit and the audited financial statements that are a part of the annual report to shareholders.

12. Review with management, the independent auditor, internal audit department and legal counsel, legal and regulatory matters that may have a material impact on the financial statements.

13. Review with management and the independent auditor all interim financial reports filed pursuant to the Securities Exchange Act of 1934.

14. Generally discuss earnings press releases and financial information as well as earnings guidance provided to analysts and rating agencies.

15. Select the independent auditor, considering independence and effectiveness, and be ultimately responsible for their compensation, retention and oversight (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and each such registered public

accounting firm shall report directly to the audit committee. The Audit Committee should confirm the independence of the independent auditor by requiring them to disclose in writing all relationships that, in the auditor's professional judgment, may reasonably be thought to bear on the ability to perform the audit independently and objectively.

16. Review the performance of the independent auditor.

17. Review the activities, organizational structure and qualifications of the internal audit department. The Audit Committee should also review and concur in the appointment, replacement, reassignment, or dismissal of the manager of the internal audit department.

18. Be authorized to retain independent counsel and other advisors as it deems necessary to carry out its duties. In connection therewith, the Audit Committee shall be provided appropriate funding, as determined by the Audit Committee, for payment to such counsel and other advisors. In addition, the Audit Committee shall be provided funding for ordinary administrative expenses of the Audit Committee.

19. Have in place procedures for (1) receiving, retaining and treating complaints regarding accounting, internal accounting controls, or auditing matters, and (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

20. Approve, in advance, all permissible non-audit services to be completed by the independent auditor. Such approval process will ensure that the independent auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

21. Set clear hiring policies for hiring employees or former employees of the independent auditors.

22. The Audit Committee shall review periodically, but no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, for the purpose of recommending to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy and should be ratified and approved. "Related person" and "transaction" shall have the meanings given to such terms in Securities and Exchange Commission Regulation S-K, Item 404, as amended from time to time.

In addition to the responsibilities presented above, the Audit Committee will examine this Charter on an annual basis to assure that it remains adequate to address the responsibilities that the Committee has. Further, the Committee will disclose in each annual proxy statement to it's shareholders whether it satisfied the responsibilities during the prior year in compliance with the Charter, and will disclose a copy of the Charter triennially either in the annual report to shareholders or proxy statement.

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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2009

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________________ to ____________

Commission File Number: 0-50347

JEFFERSON BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Tennessee (State or other jurisdiction of incorporation or organization)	**45-0508261** (I.R.S. Employer Identification No.)
120 Evans Avenue, Morristown, Tennessee (Address of principal executive offices)	**37814** (Zip Code)

Registrant's telephone number, including area code: (423) 586-8421

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No _____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ____ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ____	Accelerated Filer __X__
Non-accelerated Filer _____	Smaller Reporting Company __X__

Indicate by check mark whether the registrant is a shell company (as defined in Rule 16b-2 of the Exchange Act). Yes ____ No _X_

The aggregate market value of the voting and non-voting common equity held by non-affiliates was $50.3 million, based upon the closing price ($8.40 per share) as quoted on the Nasdaq Global Market as of the last business day of the registrant's most recently completed second fiscal quarter (December 31, 2008).

The number of shares outstanding of the registrant's common stock as of September 14, 2009 was 6,706,489.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K.

INDEX

Part I

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical fact; rather, they are statements based on Jefferson Bancshares, Inc.'s current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include: interest rate trends; the general economic climate in the market area in which Jefferson Bancshares operates, as well as nationwide; Jefferson Bancshares' ability to control costs and expense; competitive products and pricing; loan delinquency rates; and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. Jefferson Bancshares assumes no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

Jefferson Bancshares, Inc. (also referred to herein as the "Company" or "Jefferson Bancshares") is the holding company for Jefferson Federal Bank.

On October 31, 2008, the Company completed its acquisition of State of Franklin Bancshares, Inc. ("State of Franklin Bancshares"). The merger was consummated pursuant to the terms of an Agreement and Plan of Merger, dated as of September 4, 2008 (the "Merger Agreement"), by and between the Company and State of Franklin Bancshares. In accordance with the terms of the Merger Agreement, shares of State of Franklin Bancshares were converted into either $10.00 in cash or 1.1287 shares of Company common stock. The total merger consideration consisted of approximately $4.3 million in cash and 736,000 shares of Company common stock.

In connection with the Company's acquisition of State of Franklin Bancshares, Jefferson Federal Bank merged with and into State of Franklin Savings Bank, the wholly owned subsidiary of State of Franklin Bancshares. The resulting institution continues to operate as a Tennessee chartered savings bank under the name "Jefferson Federal Bank" (also referred to herein as the "Bank" or "Jefferson Federal").

Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

Jefferson Federal operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market area. Jefferson Federal attracts deposits from the general public and uses those funds to originate loans, most of which it holds for investment.

Available Information

We maintain an Internet website at http://www.jeffersonfederal.com. We make available our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, and other information related to us, free of charge, on this site as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the Securities Exchange Commission. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this annual report on Form 10-K.

Market Area

We are headquartered in Morristown, Tennessee, which is situated approximately 40 miles northeast of Knoxville, Tennessee in the northeastern section of the state. We consider our primary market areas to consist of: (i) Hamblen County, Tennessee, and its contiguous counties; (ii) Knoxville, Tennessee, and its surrounding areas; and (iii) the greater Johnson City, Tennessee, Kingsport, Tennessee, and Virginia region (the "Tri-Cities region").

We currently operate two full-service branch offices and two limited-service drive-through facilities in Hamblen County, Tennessee. The economy of Hamblen County, which had an estimated 2008 population of 62,000, is primarily oriented to manufacturing and agriculture. Morristown and Hamblen County also serve as a hub for retail shopping and medical services for a number of surrounding rural counties. The manufacturing sector is focused on three types of products: automotive and heavy equipment components; plastics, paper and corrugated products; and furniture. According to the U.S. Bureau of Labor Statistics, the average annual unemployment rate in Hamblen County has increased from 4.9% for 2007 to 7.0% for 2008, which was slightly above both the state and national averages.

We also currently operate two full-service branch offices in Knoxville, Tennessee. Knoxville's population is approximately 183,000 and its economy is largely fueled by the location of the main campus of the University of Tennessee, the Oak Ridge National Laboratory, the National Transportation Research Center and the Tennessee Valley Authority. Additionally, Knoxville has many warehousing and distribution companies because of its central location in the eastern half of the United States. The average annual unemployment rate for the Knoxville metropolitan statistical area has increased from 3.7% for 2007 to 5.2% for 2008, which was below both the national and state averages.

As a result of our acquisition of State of Franklin Bancshares in October 2008, we also currently operate six full-service branch offices in the Tri-Cities region. The population of the Tri-Cities region is approximately 500,000 and its economy is largely fueled by manufacturing and trade services. The average annual unemployment rate for the Tri-Cities region combined statistical area has increased from 4.4% for 2007 to 5.6% for 2008, which was below the national average.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and, to a lesser extent, from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds and other corporate and government securities. At June 30, 2008, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held: (i) 22.15% of the deposits in Hamblen County, which is the second largest market share out of ten financial institutions with offices in the county at that date; (ii) 0.21% of the deposits in the Knoxville, Tennessee, metropolitan statistical area, which is the 26th largest market share out of 43 financial institutions with offices in the metropolitan statistical area at that date; (iii) 6.85% of the deposits in the Johnson City, Tennessee metropolitan statistical area, which is the seventh largest market share out of 21 financial institutions located in the metropolitan statistical area at that date; and (iv) 1.59% of the deposits in the Kingsport, Tennessee-Bristol, Virginia metropolitan statistical area, which is the 16th largest market share out of 28 financial institutions located in the metropolitan statistical area at that date. Banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation and other large regional bank holding companies also operate in our primary market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area, and to a lesser extent from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial service companies, such as insurance companies, securities companies and specialty finance companies.

We expect to continue to face significant competition in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Federal law permits affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. Our loan portfolio consists of a variety of mortgage, commercial and consumer loans. As a community-oriented financial institution, we try to meet the borrowing needs of consumers and businesses in our market area. Mortgage loans constitute a significant majority of the portfolio, and commercial mortgage loans are the largest segment in that category.

One- to Four-Family Residential Loans. We originate mortgage loans to enable borrowers to purchase or refinance existing homes or to construct new one- to four-family homes. We offer fixed-rate mortgage loans with terms up to 30 years and adjustable-rate mortgage loans with terms up to 30 years. Borrower demand for adjustable-rate loans versus fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, the difference between the interest rates and loan fees offered for fixed-rate mortgage loans and the first year interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment and the effect each has on our interest rate risk.

The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions. Interest rates and payments on our adjustable-rate loans generally are adjusted annually based on any change in the National Average Contract Mortgage Rate for the Purchase of Previously Occupied Homes by Combined Lenders as published by the Federal Housing Finance Board. Changes in this index tend to lag behind changes in market interest rates. Our adjustable-rate mortgage loans may have initial fixed-rate periods ranging from one to seven years.

We originate all adjustable-rate loans at the fully indexed interest rate. The maximum amount by which the interest rate may be increased or decreased is generally 2% per year and the lifetime interest rate cap is generally 5% over the initial interest rate of the loan. Our adjustable-rate residential mortgage loans generally do not provide for a decrease in the rate paid below the initial contract rate. The inability of our residential real estate loans to adjust downward below the initial contract rate can contribute to increased income in periods of declining interest rates, and also assists us in our efforts to limit the risks to earnings and equity value resulting from changes in interest rates, subject to the risk that borrowers may refinance these loans during periods of declining interest rates.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. In addition, substantially all of the mortgage loans in our loan portfolio contain due-on-sale clauses providing that Jefferson Federal may declare the unpaid amount due and payable upon the sale of the property securing the loan. Jefferson Federal enforces these due-on-sale clauses to the extent permitted by law. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

Historically, we have not emphasized the origination of loans that conform to guidelines for sale in the secondary mortgage market. However, beginning in January 2005, we began originating loans for the secondary mortgage market. Loans are sold without recourse and on a servicing-released basis. We generally do not make conventional loans with loan-to-value ratios exceeding 85% and generally make loans with a loan-to-value ratio in excess of 85% only when secured by first liens on owner-occupied, one- to four-family residences. Loans with loan-to-value ratios in excess of 90% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans in excess of $250,000 to be appraised by a board-approved appraiser.

We require title insurance on all mortgage loans in excess of $25,000. Borrowers must obtain hazard or flood insurance (for loans on property located in a flood zone) prior to closing the loan.

Home Equity Lines of Credit. We offer home equity lines of credit on single family residential property in amounts up to 80% of the appraised value. Rates and terms vary by borrower qualifications, but are generally offered on a variable rate, open-end term basis with maturities of ten years or less.

Commercial Real Estate and Multi-Family Loans. An important segment of our loan portfolio is mortgage loans secured by commercial and multi-family real estate. Our commercial real estate loans are secured by professional office buildings, shopping centers, manufacturing facilities, hotels, vacant land, churches and, to a lesser extent, by other improved property such as restaurants and retail operations.

We originate both fixed- and adjustable-rate loans secured by commercial and multi-family real estate with terms up to 20 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are generally based on prime and adjust monthly. Loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. When the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders. Currently, it is our philosophy to originate commercial real estate loans only to borrowers known to us and on properties in or near our market area.

At June 30, 2009, loans with principal balances of $500,000 or more secured by commercial real estate totaled $103.8 million, or 65.0% of commercial real estate loans, and loans with principal balances of $500,000 or more secured by multi-family properties totaled $2.6 million, or 40.0% of multifamily loans. At June 30, 2009, two commercial real estate loans totaling $1.7 million were nonaccrual loans.

Construction Loans. We originate loans to finance the construction of one- to four-family homes and, to a lesser extent, multi-family and commercial real estate properties. At June 30, 2009, $9.8 million of our construction loans was for the construction of one- to four-family homes and $31.0 was for the construction of commercial or multi-family real estate. Construction loans are generally made on a "pre-sold" basis; however, contractors who have sufficient financial strength and a proven track record are considered for loans for model and speculative purposes, with preference given to contractors with whom we have had successful relationships. We generally limit loans to contractors for speculative construction to a total of $350,000 per contractor. Construction loans generally provide for interest-only payments at fixed-rates of interest and have terms of six to 12 months. At the end of the construction period, the loan generally converts into a permanent loan. Construction loans to a borrower who will occupy the home, or to a builder who has pre-sold the home, will be considered for loan-to-value ratios of up to 85%. Construction loans for speculative purposes, models and commercial properties may be considered for loan-to-value ratios of up to 80%. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. We generally use in-house inspectors for construction disbursement purposes; however, we may rely on architect certifications and independent third party inspections for disbursements on larger commercial loans.

Land Loans. We originate loans secured by unimproved property, including lots for single family homes, raw land, commercial property and agricultural property. We originate both fixed- and adjustable-rate land loans with terms up to 15 years. Adjustable-rate loans are generally based on prime and adjust monthly. Loans secured by unimproved commercial property or for land development generally have five-year terms with a longer amortization schedule.

At June 30, 2009, our largest land loan had an outstanding balance of $4.3 million and was secured by commercial real estate. At June 30, 2009, loans with principal balances of $500,000 or more secured by unimproved property totaled $22.4 million, or 47.6%, of land loans. All of these loans were performing in accordance with their terms at that date.

Commercial Business Loans. We extend commercial business loans on an unsecured and secured basis. Secured loans generally are collateralized by industrial/commercial machinery and equipment, livestock, farm machinery and, to a lesser extent, accounts receivable and inventory. We originate both fixed- and adjustable-rate commercial loans with terms up to 15 years. Fixed-rate loans have provisions that allow us to call the loan after five years. Adjustable-rate loans are generally based on prime and adjust monthly. Where the borrower is a corporation, partnership or other entity, we generally require personal guarantees from significant equity holders.

Consumer Loans. We offer a variety of consumer loans, including loans secured by automobiles and savings accounts. Other consumer loans include loans on recreational vehicles and boats, debt consolidation loans and personal unsecured debt.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loans. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. We use a credit scoring system and charge borrowers with poorer credit scores higher interest rates to compensate for the additional risks associated with those loans.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate are generally larger and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties are often dependent on the successful operation or management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. In order to monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and rent rolls on multi-family loans. We also perform annual reviews on all lending relationships of $500,000 or more where the loan is secured by commercial or multi-family real estate.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, we may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment. As a result of the foregoing, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Land Loans. Loans secured by undeveloped land or improved lots generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment.

Commercial Loans. Commercial business lending generally involves greater risk than residential mortgage lending and involves risks that are different from those associated with commercial and multi-family real estate lending. Although the repayment of commercial and multi-family real estate loans depends primarily on the cash-flow of the property or related business, the underlying collateral generally provides a sufficient source of repayment. Although commercial business loans are often collateralized by equipment, inventory, accounts receivable or other business assets, the liquidation of collateral if a borrower defaults is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories and equipment may be obsolete or of limited use, among other things. Accordingly, the repayment of a commercial business loan depends primarily on the cash-flow, character and creditworthiness of the borrower (and any guarantors), while liquidation of collateral is secondary.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

Loan Originations. All of our portfolio loans are originated by in-house lending officers and are underwritten and processed in-house. We rely on advertising, referrals from realtors and customers, and personal contact by our staff to generate loan originations. We occasionally purchase participation interests in commercial real estate loans through other financial institutions in our market area.

Loan Approval Procedures and Authority. Loan approval authority has been granted by the Board of Directors to certain officers on an individual and combined basis for consumer (including residential mortgages) and commercial purpose loans up to a maximum of $1.0 million per transaction. All loans with aggregate exposure of $2.0 million or more require the approval of our Loan Committee or Board of Directors.

The Loan Committee meets every two weeks to review all mortgage loans made within granted lending authority of $75,000 or more and all non-mortgage loans made within granted lending authority of $50,000 or more. The committee approves all requests which exceed granted lending authority or when the request carries aggregate exposure to us of $2.0 million or more. The minutes of the committee are reported to and reviewed by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is limited by regulation. At June 30, 2009, our regulatory limit on loans to one borrower was $12.3 million. At that date, our largest lending relationship was $9.9 million and consisted of two commercial real estate loans. These loans were performing according to their original repayment terms at June 30, 2009.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate single-family residential mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers and generally expire in 90 days or less.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank of Cincinnati and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities. We also are required to maintain an investment in Federal Home Loan Bank of Cincinnati stock.

At June 30, 2009, our investment portfolio consisted of U.S. agency securities, mortgage-backed securities, municipal securities and corporate securities.

Our investment objectives are to provide and maintain liquidity, to maintain a balance of high quality investments, to diversify investments to minimize risk, to provide collateral for pledging requirements, to establish an acceptable level of interest rate risk, to provide an alternate source of low-risk investments when demand for loans is weak, and to generate a favorable return. Any two of the following officers are authorized to purchase or sell investments: the President, Executive Vice President and/or Vice President. There is a limit of $2.0 million par value on any single investment purchase unless approval is obtained from the Board of Directors. For mortgage-backed securities, real estate mortgage investment conduits and collateralized mortgage obligations issued by Ginnie Mae, Freddie Mac or Fannie Mae, purchases are limited to a current par value of $2.5 million without Board approval.

Deposit Activities and Other Sources of Funds

General. Deposits and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions. We may use borrowings on a short-term basis to compensate for reductions in the availability of funds from other sources. Borrowings may also be used on a longer-term basis for general business purposes.

Deposit Accounts. Substantially all of our depositors are residents of the State of Tennessee. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including NOW accounts, money market accounts, regular savings accounts, Christmas club savings accounts, certificates of deposit and retirement savings plans. We do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing monthly. Our current strategy is to offer competitive rates, but not be the market leader in every type and maturity. In recent years, our advertising has emphasized transaction accounts, with the goal of shifting our mix of deposits towards a smaller percentage of higher cost time deposits.

Borrowings. We have relied upon advances from the Federal Home Loan Bank of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. Advances from the Federal Home Loan Bank are typically secured by our first mortgage loans.

The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. Under its current credit policies, the Federal Home Loan Bank generally limits advances to 50% of a member's assets. The availability of Federal Home Loan Bank advances to each borrower is based on the financial condition and the degree of security provided to collateralize borrowings.

Personnel

As of June 30, 2009, we had 151 full-time employees and 24 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Executive Officers

The executive officers of Jefferson Federal are elected annually by the Board of Directors and serve at the Board's discretion. Ages presented are as of June 30, 2009. The executive officers of Jefferson Federal are:

Name	Age	Position
Anderson L. Smith	61	President and Chief Executive Officer
Douglas H. Rouse	56	Senior Vice President
Jane P. Hutton	50	Vice President and Chief Financial Officer
Eric S. McDaniel	38	Vice President and Senior Operations Officer
Janet J. Ketner	56	Executive Vice President of Retail Banking
Anthony J. Carasso	50	President—Knoxville Region
Randal E. Greene	49	President—Tri-Cities Division

Biographical Information

Anderson L. Smith has been President and Chief Executive Officer of Jefferson Bancshares since March 2003 and President and Chief Executive Officer of Jefferson Federal since January 2002. Prior to joining Jefferson Federal, Mr. Smith was President, Consumer Financial Services - East Tennessee Metro, First Tennessee Bank National Association. Age 61. Director since 2002.

Jane P. Hutton has been Treasurer and Secretary of Jefferson Bancshares since March 2003 and Vice President and Chief Financial Officer of Jefferson Federal since July 2002. Ms. Hutton was named Chief Financial Officer of Jefferson Bancshares on July 1, 2003. From June 1999 until July 2002, Ms. Hutton served as Assistant Financial Analyst. Age 50.

Douglas H. Rouse has been Senior Vice President of Jefferson Federal since January 2002. From March 1994 until January 2002, Mr. Rouse served as Vice President. Age 56.

Eric S. McDaniel has been Vice President and Senior Operations Officer of Jefferson Federal since July 2002. From March 1996 until July 2002, Mr. McDaniel served as Director of Compliance and Internal Auditor. Age 38.

Janet J. Ketner has been Executive Vice President of Retail Banking since January 2006. Prior to joining Jefferson Federal, Ms. Ketner was Executive Vice President of First Tennessee Bank for Morristown, Dandridge and Greeneville, Tennessee. Age 56.

Anthony J. Carasso has been the President of Jefferson Federal's Knoxville Region since January 2005. In 1999, Mr. Carasso was Chief Executive Officer and President of Union Planters in Murfreesboro, Tennessee. Since then, he has been President of two other Union Planters Banks, one in Somerset, Kentucky as well as Harriman, Tennessee. During his tenure in Harriman, he had a dual role as an Area Sales Manager managing 22 branches in 11 communities. Age 50.

Randal E. Greene has been the President of Jefferson Federal's Tri-Cities Division since October 2008. Prior to joining Jefferson Federal, Mr. Greene was President of State of Franklin Bancshares and State of Franklin Savings Bank. Age 49.

Subsidiaries

We currently have two subsidiaries: (i) State of Franklin Real Estate, Inc., and (ii) State of Franklin Statutory Trust II.

State of Franklin Real Estate, Inc. is a Tennessee corporation that is engaged in residential and commercial real estate sales.

State of Franklin Statutory Trust II is a Delaware statutory trust. In December 2006, State of Franklin Bancshares issued subordinated debentures to State of Franklin Statutory Trust II, which purchased the debentures with the proceeds from the sale of trust preferred securities issued in a private placement. Our net consolidated principal obligation under the debentures and trust preferred securities is $10.0 million.

Regulation and Supervision of the Company

General. The Company is a bank holding company subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As a result, the activities of the Company are subject to certain limitations, which are described below. In addition, as a bank holding company, the Company is required to file annual and quarterly reports with the Federal Reserve Board and to furnish such additional information as the Federal Reserve Board may require pursuant to the BHCA. The Company is also subject to regular examination by and the enforcement authority of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

Activities. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that engages directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking. The activities of the Company are subject to these legal and regulatory limitations under the BHCA and the related Federal Reserve Board regulations. Notwithstanding the Federal Reserve Board's prior approval of specific nonbanking activities, the Federal Reserve Board has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that holding company.

Acquisitions. Under the BHCA, a bank holding company must obtain the prior approval of the Federal Reserve Board before: (1) acquiring direct or indirect ownership or control of any voting shares of any bank or bank holding company if, after such acquisition, the bank holding company would directly or indirectly own or control more than 5% of such shares; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Satisfactory financial condition, particularly with regard to capital adequacy, and satisfactory CRA ratings are generally prerequisites to obtaining federal regulatory approval to make acquisitions.

Under the BHCA, any company must obtain approval of the Federal Reserve Board prior to acquiring control of the Company or the Bank. For purposes of the BHCA, "control" is defined as ownership of more than 25% of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank. In addition, the Change in Bank Control Act and the related regulations of the Federal Reserve Board require any person or persons acting in concert (except for companies required to make application under the BHCA), to file a written notice with the Federal Reserve Board before such person or persons may acquire control of the Company or the Bank. The Change in Bank Control Act defines "control" as the power, directly or indirectly, to vote 25% or more of any voting securities or to direct the management or policies of a bank holding company or an insured bank. There is a presumption of "control" where the acquiring person will own, control or hold with power to vote 10% or more of any class of voting security of a bank holding company or insured bank if, like the Company, the company involved has registered securities under Section 12 of the Securities Exchange Act of 1934.

Under Tennessee banking law, prior approval of the Tennessee Department of Financial Institutions is also required before any person may acquire control of a Tennessee bank or bank holding company. Tennessee law generally prohibits a bank holding company from acquiring control of an additional bank if, after such acquisition, the bank holding company would control more than 30% of the FDIC-insured deposits in the State of Tennessee.

Capital Requirements. The Federal Reserve Board has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See *"Regulation and Supervision of the Bank—Capital Requirements."*

Dividends. The Federal Reserve Board has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends. The Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" or worse." See *"Regulation and Supervision of the Bank—Prompt Corrective Regulatory Action."*

Stock Repurchases. Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the Company's consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would violate any law, regulation, Federal Reserve Board order, directive or any condition imposed by, or written agreement with, the Federal Reserve Board. This requirement does not apply to bank holding companies that are "well-capitalized," received one of the two highest examination ratings at their last examination and are not the subject of any unresolved supervisory issues.

Regulation and Supervision of the Bank

General. The Bank is subject to extensive regulation by the Tennessee Department of Financial Institutions (the "Department") and, as an insured state bank that is not a member of the Federal Reserve System (a "nonmember bank"), by the FDIC. The lending activities and other investments of the Bank must comply with various federal regulatory requirements. The Department and FDIC periodically examine the Bank for compliance with these regulatory requirements and the Bank must regularly file reports with the Department and the FDIC describing its activities and financial condition. The Bank is also subject to certain reserve requirements promulgated by the Federal Reserve Board. This supervision and regulation is intended primarily for the protection of depositors.

Tennessee State Law. As a Tennessee-chartered savings bank, the Bank is subject to the applicable provisions of Tennessee law and the regulations of the Department adopted thereunder. The Bank derives its lending and investment powers from these laws, and is subject to periodic examination and reporting requirements by and of the Department. Certain powers granted under Tennessee law may be constrained by federal regulation. Banks nationwide are permitted to enter the Bank's market area and compete for deposits and loan originations. The approval of the Department is required prior to any merger or consolidation, or the establishment or relocation of any branch office. Tennessee savings banks are also subject to the enforcement authority of the Department, which may suspend or remove directors or officers, issue cease and desist orders and appoint conservators or receivers in appropriate circumstances.

Capital Requirements. Under FDIC regulations, nonmember banks are required to maintain a minimum leverage capital requirement consisting of a ratio of Tier 1 capital to total assets of 3% if the FDIC determines that the institution is not anticipating or experiencing significant growth and has well-diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and in general a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System (the CAMELS rating system) established by the Federal Financial Institutions Examination Council. For all but the most highly rated institutions meeting the conditions set forth above, the minimum leverage capital ratio is not less than 4%. Tier 1 capital is the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than certain mortgage servicing rights and purchased credit card relationships) minus identified losses, disallowed deferred tax assets and investments in financial subsidiaries and certain non-financial equity investments.

In addition to the leverage ratio (the ratio of Tier 1 capital to total assets), state-chartered nonmember banks must maintain a minimum ratio of qualifying total capital to risk-weighted assets of at least 8%, of which at least half must be Tier 1 capital. Qualifying total capital consists of Tier 1 capital plus Tier 2 or supplementary capital items. Tier 2 capital items include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, certain cumulative preferred stock and subordinated debentures, certain other capital instruments and up to 45% of pre-tax net unrealized holding gains on equity securities. The includable amount of Tier 2 capital cannot exceed the institution's Tier 1 capital. Qualifying total capital is further reduced by the amount of the bank's investments in banking and finance subsidiaries that are not consolidated for regulatory capital purposes, reciprocal cross-holdings of capital securities issued by other banks, most intangible assets and certain other deductions. Under the FDIC risk-weighted system, all of a bank's balance sheet assets and the credit equivalent amounts of certain off-balance sheet items are assigned to one of four broad risk weight categories from 0% to 100%, based on the risks inherent in the type of assets or item. The aggregate dollar amount of each category is multiplied by risk weight assigned to that category. The sum of these weighted values equals the Bank's risk-weighted assets.

Dividend Limitations. The Bank may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of the Bank at the time of its conversion to stock form.

Earnings of the Bank appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then current tax rate by the Bank on the amount of earnings removed from the reserves for such distributions. The Bank intends to make full use of this favorable tax treatment and does not contemplate use of any earnings in a manner which would limit the Bank's bad debt deduction or create federal tax liabilities.

Under FDIC regulations, the Bank is prohibited from making any capital distributions if, after making the distribution, the Bank would have: (i) a total risk-based capital ratio of less than 8%; (ii) a Tier 1 risk-based capital ratio of less than 4%; or (iii) a leverage ratio of less than 4%.

Investment Activities. Under federal law, all state-chartered FDIC-insured banks have generally been limited to activities as principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. For example, the FDIC is authorized to permit institutions to engage in state authorized activities or investments that do not meet this standard (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments. For 2008, assessments ranged from five to forty-three basis points of assessable deposits.

Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC, pursuant to a Restoration Plan to replenish the fund, adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The FDIC has adopted further refinements to its risk-based assessment that were effective April 1, 2009 and effectively make the range seven to $77^{1/2}$ basis points. The FDIC may adjust the assessment scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The FDIC has imposed on all insured institutions a special emergency assessment of 5 basis points of total assets less Tier 1 capital as of June 30, 2009 in order to cover losses to the Deposit Insurance Fund and has alluded to the possibility of additional special assessments for 2009 of up to 10 basis points per quarter as deemed necessary.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009 and certain senior unsecured debt issued by institutions and their holding companies would temporarily be guaranteed by the FDIC. The Bank made the business decision to participate in the unlimited noninterest- bearing transaction account coverage and the Bank and the Company opted to not participate in the unsecured debt guarantee program.

The FDIC may pay dividends to insured institutions once the Deposit Insurance Fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the year ended June 30, 2009 averaged 1.10 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Prompt Corrective Regulatory Action. Federal banking regulators are required to take prompt corrective action if an insured depository institution fails to satisfy certain minimum capital requirements, including a leverage limit, a risk-based capital requirement and any other measure deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees if the institution would thereafter fail to satisfy the minimum levels for any of its capital requirements. An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters, under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan. A "significantly undercapitalized" institution, as well as any undercapitalized institution that did not submit an acceptable capital restoration plan, may be subject to regulatory demands for recapitalization, broader application of restrictions on transactions with affiliates, limitations on interest rates paid on deposits, asset growth and other activities, possible replacement of directors and officers, and restrictions on capital distributions by any bank holding company controlling the institution. Any company controlling the institution could also be required to divest the institution or the institution could be required to divest subsidiaries. The senior executive officers of a significantly undercapitalized institution may not receive bonuses or increases in compensation without prior approval and the institution is prohibited from making payments of principal or interest on its subordinated debt. In their discretion, the federal banking regulators may also impose the foregoing sanctions on an undercapitalized institution if the regulators determine that such actions are necessary to carry out the purposes of the prompt corrective action provisions.

Under regulations jointly adopted by the federal banking regulators, an institution's capital adequacy on the basis of the institution's total risk-based capital ratio (the ratio of its total capital to risk-weighted assets), Tier 1 risk-based capital ratio (the ratio of its core capital to risk-weighted assets) and leverage ratio (the ratio of its Tier 1 or core capital to adjusted total average assets). The following table shows the capital ratio requirements for each prompt corrective action category:

	Well Capitalized	Adequately Capitalized	Undercapitalized	Significantly Undercapitalized
Total risk-based capital ratio	10.0% or more	8.0% or more	Less than 8.0%	Less than 6.0%
Tier 1 risk-based capital ratio	6.0% or more	4.0% or more	Less than 4.0%	Less than 3.0%
Leverage ratio	5.0% or more	4.0% or more *	Less than 4.0% *	Less than 3.0%

* 3.0% if institution has a composite 1 CAMELS rating.

If an institution's capital falls below the "critically undercapitalized" level, the institution is subject to conservatorship or receivership within specified timeframes. A "critically undercapitalized" institution is defined as an institution that has a ratio of "tangible equity" to total assets of less than 2.0%. Tangible equity is defined as core capital plus cumulative perpetual preferred stock (and related surplus) less all intangibles other than qualifying supervisory goodwill and certain purchased mortgage servicing rights. The FDIC may reclassify a well capitalized depository institution as adequately capitalized and may require an adequately capitalized or undercapitalized institution to comply with the supervisory actions applicable to associations in the next lower capital category (but may not reclassify a significantly undercapitalized institution as critically undercapitalized) if the FDIC determines, after notice and an opportunity for a hearing, that the institution is in an unsafe or unsound condition or that the institution has received and not corrected a less-than-satisfactory rating for any CAMELS rating category.

Safety and Soundness Guidelines. Each federal banking agency has established safety and soundness standards for institutions under its authority. These agencies, including the FDIC, have released interagency guidelines establishing such standards and adopted rules with respect to safety and soundness compliance plans. The guidelines require savings institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution's business. The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the agency determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the agency within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions. Management believes that the Bank has met substantially all the standards adopted in the interagency guidelines.

Additionally, federal banking agencies have established standards relating to asset and earnings quality. The guidelines require a bank to maintain systems, commensurate with its size and the nature and scope of its operations, to identify problem assets and prevent deterioration in those assets as well as to evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital and reserves.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $44.4 million; a 10% reserve ratio is applied above $44.4 million. The first $10.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. The Bank is in compliance with these requirements. At June 30, 2009, the Bank met applicable FRB reserve requirements.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank System ("FHLBS") which consists of 12 regional Federal Home Loan Banks governed and regulated by the Federal Housing Finance Board ("FHFB") of the Federal Home Loan Bank Board. The Bank, as a member of the FHLB of Cincinnati, is required to purchase and hold shares of capital stock in the FHLB of Cincinnati. As of June 30, 2009, the Bank held stock in the FHLB of Cincinnati in the amount $4.7 million and was in compliance with the above requirement. The Federal Home Loan Banks are required to provide funds for certain purposes including contributing funds for affordable housing programs. These requirements, for financial stress caused by economic conditions, could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members.

Loans to Executive Officers, Directors and Principal Stockholders. Under federal law, loans to directors, executive officers and principal stockholders of a state non-member bank like the Bank must be made on substantially the same terms as those prevailing for comparable transactions with persons who are not executive officers, directors, principal stockholders or employees of the Bank unless the loan is made pursuant to a compensation or benefit plan that is widely available to employees and does not favor insiders. Loans to any executive officer, director and principal stockholder, together with all other outstanding loans to such person and affiliated interests, generally may not exceed 15% of the bank's unimpaired capital and surplus, and aggregate loans to such persons may not exceed the institution's unimpaired capital and unimpaired surplus. Loans to directors, executive officers and principal stockholders, and their respective affiliates, in excess of the greater of $25,000 or 5% of capital and surplus (and any loan or loans aggregating $500,000 or more) must be approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. State nonmember banks are prohibited from paying the overdrafts of any of their executive officers or directors unless payment is made pursuant to a written, pre-authorized interest-bearing extension of credit plan that specifies a method of repayment or transfer of funds from another account at the bank. Loans to executive officers are further restricted as to type, amount and terms of credit. In addition, the BHCA prohibits extensions of credit to executive officers, directors and greater than 10% stockholders of a depository institution by any other institution which has a correspondent banking relationship with the institution, unless such extension of credit is on substantially the same terms as those prevailing at the time for comparable transactions with other persons and does not involve more than the normal risk of repayment or present other unfavorable features.

Transactions with Affiliates. A state non-member bank or its subsidiaries may not engage in "covered transactions" with any one affiliate in an amount greater than 10% of such bank's capital stock and surplus, and for all such transactions with all affiliates a state non-member bank is limited to an amount equal to 20% of capital stock and surplus. All such transactions must also be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar types of transactions. Specified collateral requirements apply to covered transactions such as loans to and guarantees issued on behalf of an affiliate. An affiliate of a state non-member bank is any company or entity which controls or is under common control with the state non-member bank and, for purposes of the aggregate limit on transactions with affiliates, any subsidiary that would be deemed a financial subsidiary of a national bank. In a holding company context, the parent holding company of a state non-member bank and any companies which are controlled by such parent holding company are affiliates of the state non-member bank. Federal law further prohibits a depository institution from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or certain of its affiliates or not obtain services of a competitor of the institution, subject to certain limited exceptions.

Enforcement. The FDIC has extensive enforcement authority over insured non-member banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." See "Prompt Corrective Regulatory Action." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution's record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution's Community Reinvestment Act rating. The Bank's latest Community Reinvestment Act rating received from the FDIC was "satisfactory."

ITEM 1A. RISK FACTORS

We may not be able to implement successfully our plans for growth.

We have operated out of our main office and two drive-through facilities in Morristown, Tennessee since 1963 and have historically considered Hamblen County to be our primary market area. In 2006, our management began to implement a growth strategy that expands our presence in Morristown, as well as into Knoxville, Tennessee, approximately 40 miles southwest of Morristown. In addition, with our acquisition of State of Franklin Bancshares in October 2008, we also expanded our presence into the Tri-Cities region market area comprised of Johnson City, Tennessee, Kingsport, Tennessee and Bristol, Virginia.

Our expansion strategy may not be accretive to earnings within a reasonable period of time. Numerous factors will affect our expansion strategy, such as our ability to select suitable office locations, real estate acquisition costs, competition, interest rates, managerial resources, our ability to hire and retain qualified personnel, the effectiveness of our marketing strategy and our ability to attract deposits. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our lending and branch network. Building and staffing new offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our lending and branch network will be profitable.

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global financial markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a marked negative impact on the industry. Dramatic declines in the U.S. housing market over the past eighteen months, with falling home prices, increasing foreclosures and increasing unemployment, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including the Company, are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

The current economic recession could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our market area in particular. In the current recession, the national economy has experienced general economic downturns, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Nearly all of our loans are secured by real estate or made to businesses in our market areas. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would hurt our revenues.

Special FDIC assessments will hurt our earnings.

Beginning in late 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and led to a significant reduction in the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. The base assessment rate was increased by seven basis points (7 cents for every $100 of deposits) for the first quarter of 2009. Effective April 1, 2009, initial base assessment rates were changed to range from 12 basis points to 45 basis points across all risk categories with possible adjustments to these rates based on certain specified factors. These increases in the base assessment rate have increased our deposit insurance costs and will negatively impact our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions due to recent bank and savings association failures. The emergency assessment amounts to 5 basis points on each institution's assets minus Tier 1 capital as of June 30, 2009, subject to a maximum equal to 10 basis points times the institution's assessment base. The assessment will be collected on September 30, 2009. Our special assessment was $309,000. The special assessment will negatively impact our earnings. In addition, the FDIC may impose additional emergency special assessments after June 30, 2009, of up to 5 basis points per quarter on each institution's assets minus Tier 1 capital if necessary to maintain public confidence in federal deposit insurance or as a result of deterioration in the deposit insurance fund reserve ratio due to institution failures. The earliest possible date for imposing any such additional special assessment is September 30, 2009, with collection on December 30, 2009. The latest date possible for imposing any such additional special assessment is December 31, 2009, with collection on March 30, 2010. Any additional emergency special assessment imposed by the FDIC will further hurt our earnings.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. At June 30, 2008, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held: (i) 22.15% of the deposits in Hamblen County, which is the second largest market share out of ten financial institutions with offices in the county at that date; (ii) 0.21% of the deposits in the Knoxville, Tennessee, metropolitan statistical area, which is the 26th largest market share out of 43 financial institutions with offices in the metropolitan statistical area at that date; (iii) 6.85% of the deposits in the Johnson City, Tennessee metropolitan statistical area, which is the seventh largest market share out of 21 financial institutions located in the metropolitan statistical area at that date; and (iv) 1.59% of the deposits in the Kingsport, Tennessee-Bristol, Virginia metropolitan statistical area, which is the 16th largest market share out of 28 financial institutions located in the metropolitan statistical area at that date. Banks owned by SunTrust Banks, Inc., First Tennessee National Corporation and Regions Financial Corporation and other large regional bank holding companies also operate in our primary market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our commercial real estate, commercial business and multi-family real estate loans expose us to increased lending risks.

At June 30, 2009, $239.7 million, or 47.6%, of our loan portfolio consisted of commercial real estate, commercial business and multi-family real estate loans. Commercial real estate and multi-family real estate loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Commercial business loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. All three of these types of loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Because such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

We may require further additions to our allowance for loan losses, which would reduce net income.

If our borrowers do not repay their loans or if the collateral securing their loans is insufficient to provide for the full repayment, we may suffer credit losses. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on a number of factors. If our assumptions and judgments are wrong, our allowance for loan losses may not be sufficient to cover our losses. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. If we determine that our allowance for loan losses is insufficient, we would be required to take additional provisions for loan losses, which would reduce net income during the period those provisions are taken. In addition, the Tennessee Department of Financial Institutions and the FDIC periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or to charge off particular loans.

The loss of our President and Chief Executive Officer could hurt our operations.

We rely heavily on our President and Chief Executive Officer, Anderson L. Smith. The loss of Mr. Smith could have an adverse effect on us because, as a small community bank, Mr. Smith is responsible for more aspects of our business than he might be at a larger financial institution with more employees. Moreover, as a small community bank, we have fewer management-level employees who are in a position to succeed and assume the responsibilities of Mr. Smith. We have entered into a three-year employment agreement with Mr. Smith. We do not have key-man life insurance on Mr. Smith.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Tennessee Department of Financial Institutions, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of our deposits. As a bank holding company, Jefferson Bancshares is subject to regulation and supervision by the Board of Governors of the Federal Reserve System. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general, which could significantly affect our ability to fund normal operations. In addition, our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as the recent turmoil faced by banking organizations in the domestic and worldwide credit markets deteriorates. Furthermore, Jefferson Bancshares is a separate entity and apart from Jefferson Federal and must provide for its own liquidity. In addition to its operating expenses, Jefferson Bancshares is responsible for the payment of dividends declared for its shareholders, and interest and principal on outstanding debt. Substantially all of Jefferson Bancshares' revenues are obtained from subsidiary service fees and dividends. Payment of such dividends to Jefferson Bancshares by Jefferson Federal is limited under Tennessee law. The amount that can be paid in any calendar year, without prior approval from the Tennessee Department of Financial Institutions, cannot exceed the total of Jefferson Federal's net income for the year combined with its retained net income for the preceding two years.

The charter and bylaws of Jefferson Bancshares may prevent or make more difficult certain transactions, including a sale or merger of Jefferson Bancshares.

Provisions of the charter and bylaws of Jefferson Bancshares may make it more difficult for companies or persons to acquire control of Jefferson Bancshares. Consequently, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. In addition, these provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

- supermajority voting requirements for certain business combinations and changes to some provisions of the charter and bylaws;
- limitation on the right to vote shares;
- the election of directors to staggered terms of three years;
- provisions regarding the timing and content of shareholder proposals and nominations;
- provisions restricting the calling of special meetings of shareholders;
- the absence of cumulative voting by shareholders in the election of directors; and
- the removal of directors only for cause.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We conduct our business through our main office, nine full-service branch offices and two limited-service drive-through facilities located in Hamblen, Knox, Sullivan and Washington Counties, Tennessee. We own all of our offices, except for a drive-through facility located in Morristown, Tennessee, the lease on which expires in 2012 and office buildings occupied by State of Franklin Real Estate, Inc., the leases on which expire in 2010. As of June 30, 2009, the total net book value of our offices was $32.4 million. We believe that our facilities are adequate to meet our present and immediately foreseeable needs.

ITEM 3. LEGAL PROCEEDINGS

Jefferson Bancshares is not a party to any pending legal proceedings. Periodically, there have been various claims and lawsuits involving Jefferson Federal, such as claims to enforce liens, condemnation proceedings on properties in which Jefferson Federal holds security interests, claims involving the making and servicing of real property loans and other issues incident to Jefferson Federal's business. Jefferson Federal is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Equity and Related Stockholder Matters

Jefferson Bancshares' common stock is listed on the Nasdaq Global Market under the symbol "JFBI." As of June 30, 2009, Jefferson Bancshares had approximately 705 holders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 6,706,489 shares issued and outstanding.

The following table sets forth high and low sales prices for each quarter during the fiscal years ended June 30, 2009 and June 30, 2008 for Jefferson Bancshares' common stock, and corresponding quarterly dividends period per share.

	High	Low	Dividend Paid Per Share
Year Ended June 30, 2009			
Fourth quarter	$ 7.94	$ 4.66	$ 0.06
Third quarter	9.80	5.05	0.06
Second quarter	9.75	7.50	0.06
First quarter	9.90	8.17	0.06
Year Ended June 30, 2008			
Fourth quarter	$ 9.87	$ 8.90	$ 0.06
Third quarter	11.72	8.82	0.06
Second quarter	11.00	9.02	0.06
First quarter	11.90	10.00	0.06

The Board of Directors of Jefferson Bancshares has the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, including investment opportunities available to Jefferson Bancshares or Jefferson Federal, capital requirements, regulatory limitations, Jefferson Bancshares' and Jefferson Federal's financial condition and results of operations, tax considerations and general economic conditions. No assurances can be given, however, that any dividends will be paid or, if commenced, will continue to be paid.

Jefferson Bancshares is subject to the requirements of Tennessee law, which generally prohibits distributions to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

The following table provides certain information with regard to shares repurchased by the Company in the fourth quarter of fiscal 2009.

Period	(a) Total number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Appropriate Dollar Value) of Shares (or units) that May Yet Be Purchased Under the Plans or Programs
April 1, 2009 through April 30, 2009	33,263	$ 7.50	33,263	512,63 (1)
May 1, 2009 through May 31, 2009	379	6.53	379	512,252(1)
June 1, 2009 through June 30, 2009	–	–	–	512,252(1)
Total	33,642	$7.48	33,642	512,252

(1) On November 13, 2008, the Company announced a stock repurchase program under which the Company may repurchase up to 620,770 shares of the Company's common stock, from time to time, subject to market conditions. The repurchase program will continue until completed or terminated by the Board of Directors.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial information below is derived from the audited consolidated financial statements of the Company.

	At or For the Year Ended June 30,				
	2009	2008	2007	2006	2005
Financial Condition Data:					
Total assets	$662,655	$330,265	$339,703	$327,137	$295,041
Loans receivable, net	498,107	282,483	274,881	254,127	208,438
Cash and cash equivalents, interest-bearing deposits and investment securities	80,652	21,094	35,012	43,801	64,393
Borrowings	91,098	33,000	44,800	52,400	17,000
Deposits	482,167	223,552	220,082	198,843	194,706
Stockholders' equity	79,505	72,777	73,644	74,543	82,028
Operating Data:					
Interest income	$ 28,175	$ 20,846	$ 21,004	$ 18,092	$ 15,779
Interest expense	11,619	9,248	9,660	6,935	4,639
Net interest income	16,556	11,598	11,344	11,157	11,140
Provision for loan losses	910	451	30	(68)	–
Net interest income after provision for loan losses	15,646	11,147	11,314	11,225	11,140
Noninterest income	3,185	1,520	1,355	1,375	1,204
Noninterest expense	14,683	9,889	10,070	8,950	7,031
Earnings before income taxes	4,148	2,778	2,599	3,650	5,313
Total income taxes	1,518	1,531	908	1,320	1,863
Net earnings	$ 2,630	$ 1,247	$ 1,691	$ 2,330	$ 3,450
Per Share Data:					
Earnings per share, basic	$0.43	$0.22	$0.28	$0.37	$0.47
Earnings per share, diluted	$0.43	$0.22	$0.28	$0.37	$0.47
Dividends per share	$0.24	$0.24	$0.24	$0.265	$0.25

	At or For the Year Ended June 30,				
	2009	2008	2007	2006	2005
Performance Ratios:					
Return on average assets	0.48%	0.37%	0.51%	0.75%	1.14%
Return on average equity	3.40	1.69	2.28	2.99	3.92
Interest rate spread (1)	3.17	3.00	2.93	3.16	3.24
Net interest margin (2)	3.42	3.73	3.73	3.89	3.88
Noninterest expense to average assets	2.67	2.94	3.05	2.90	2.32
Efficiency ratio (3)	76.57	75.38	79.11	69.97	57.17
Average interest-earning assets to average interest-bearing liabilities	110.52	124.75	125.18	130.28	139.49
Dividend payout ratio (4)	55.81	109.09	85.71	71.62	53.19
Capital Ratios:					
Tangible capital	7.85	19.57	19.33	20.09	22.72
Core capital	9.57	19.57	19.33	20.09	22.72
Risk-based capital	10.49	24.16	25.45	27.45	35.39
Average equity to average assets	14.09	21.87	22.48	25.21	29.00
Asset Quality Ratios:					
Allowance for loan losses as a percent of total gross loans	0.94	0.65	0.71	0.85	1.09
Allowance for loan losses as a percent of nonperforming loans	78.30	609.97	778.88	629.57	538.26
Net charge-offs to average outstanding loans during the period	0.14	0.20	0.09	0.02	0.09
Nonperforming loans as a percent of total loans	1.20	0.11	0.09	0.13	0.20
Nonperforming assets as a percent of total assets	1.43	0.23	0.15	0.13	0.45

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities.
(4) Reflects dividends per share declared in the period divided by earnings per share for the period.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help shareholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear elsewhere in this report.

Overview.

Income

We have two primary sources of pre-tax income. The first is net interest income. Net interest income is the difference between interest income – which is the income that we earn on our loans and investments – and interest expense – which is the interest that we pay on our deposits and borrowings.

Our second principal source of pre-tax income is fee income – the compensation we receive from providing products and services. Most of our fee income comes from service charges on NOW accounts and fees for late loan payments. We also earn fee income from ATM charges, insurance commissions, safe deposit box rentals and other fees and charges.

We occasionally recognize gains or losses as a result of sales of investment securities or foreclosed real estate. These gains and losses are not a regular part of our income.

Expenses

The expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expense, deposit insurance premiums, advertising expenses, expenses for foreclosed real estate and other miscellaneous expenses.

Compensation and benefits consist primarily of the salaries and wages paid to our employees, fees paid to our directors and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance and costs of utilities.

Equipment and data processing expense includes fees paid to our third-party data processing service and expenses and depreciation charges related to office and banking equipment.

Deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts.

Expenses for foreclosed real estate include maintenance and repairs on foreclosed properties prior to sale.

Other expenses include expenses for attorneys, accountants and consultants, payroll taxes, franchise taxes, charitable contributions, insurance, office supplies, postage, telephone and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic condition and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, Tennessee Department of Financial Institutions and the FDIC, as an integral part of their examination processes, periodically review our allowance for loan losses. These agencies may require us to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed on a continual basis as regulatory and business factors change.

Results of Operations for the Years Ended June 30, 2009 and 2008

Overview.

	2009	2008	% Change 2009/2008
	(Dollars in thousands, except per share data)		
Net earnings	$2,630	$1,247	110.9%
Net earnings per share, basic	$0.43	$0.22	95.5%
Net earnings per share, diluted	$0.43	$0.22	95.5%
Return on average assets	0.48%	0.37%	
Return on average equity	3.40%	1.69%	

Net income was $2.6 million, or $0.43 per diluted share, for the year ended June 30, 2009 compared to net income of $1.2 million, or $0.22 per diluted share, for the year ended June 30, 2008. The increase in net income for fiscal 2009 was due primarily to increases in both net interest income and noninterest income more than offsetting an increase in noninterest expense. Financial results for fiscal 2008 included a $667,000 non-cash charge to deferred income tax expense to establish a valuation allowance against deferred tax assets related to the Jefferson Federal Charitable Foundation. Excluding this tax charge, core net earnings were $1.9 million, or $0.33 per diluted share, for the year ended June 30, 2008.

While core net earnings is not a measure of performance calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), the Company believes that this measure is important for the year ended June 30, 2008 to convey to investors the Company's earnings for this period absent the $667,000 non-cash charge to establish a valuation allowance against deferred tax assets during fiscal 2008. As discussed above, the valuation allowance was related to the charitable contribution carryforward directly attributable to the Company's contribution to the Jefferson Federal Charitable Foundation in July 2003. The Company calculated its core net earnings for the year ended June 30, 2008 by subtracting this $667,000 non-cash charge from net income for the period. Core net earnings should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other income or cash flow statement data calculated in accordance with GAAP. Moreover, the manner in which the Company calculates core net earnings may differ from that of other companies reporting measures with similar names. A reconciliation of the Company's GAAP and core net earnings for the year ended June 30, 2008 is set forth below.

	Year Ended June 30,	
	2009	2008
	(Dollars in thousands, except per share data)	
GAAP net earnings	$2,630	$1,247
Plus: non-cash charge to deferred income tax expense	—	$667
Core net earnings	$2,630	$1,914
GAAP earnings per diluted share	$0.43	$0.22
Plus: non-cash charge to deferred income tax expense	$0.00	$0.11
Core net earnings per diluted share	$0.43	$0.33

Net Interest Income.

The following table summarizes changes in interest income and expense for the years ended June 30, 2009 and 2008:

	Year Ended June 30,		% Change
	2009	2008	2009/2008
Interest income:			
Loans	$25,637	$19,782	29.6%
Investment securities	848	733	15.7
Mortgage-backed securities	1,460	–	NM
Interest-earning deposits	40	221	(81.9)
FHLB stock	190	110	72.7
Total interest income	28,175	20,846	35.2
Interest expense:			
Deposits	8,653	7,665	12.9
Borrowings	2,641	1,583	66.8
Subordinated debentures	325	–	NM
Total interest expense	11,619	9,248	25.6
Net interest income	$16,556	$11,598	42.7

Net interest income before loan loss provision increased $5.0 million to $16.6 million for the year ended June 30, 2009. The interest rate spread and net interest margin for the year ended June 30, 2009 were 3.17% and 3.42%, respectively, compared to 3.00% and 3.73%, respectively, for the same period in 2008.

Total interest income increased $7.3 million, or 35.2%, to $28.2 million for fiscal 2009 compared to $20.8 million for fiscal 2008. The increase in interest income was primarily the result of an increase in average interest-earning assets arising from the State of Franklin acquisition. The average volume of earning assets increased $175.3 million to $485.9 million for the year ended June 30, 2009 while the average yield on interest-earning assets decreased 90 basis points to 5.81% compared to fiscal 2008.

Interest on loans increased $5.9 million, or 29.6%, to $25.6 million for fiscal 2009 as the result of a higher loan volume that was partially offset by lower rates. The average balance of loans increased $154.1 million, or 54.6%, to $436.2 million, while the average yield on loans decreased 113 basis points to 5.90%. The average balance of loans increased due to the merger with State of Franklin Bancshares. The decrease in the average yield on loans is attributable to decreases in the prime lending rate.

Interest on investment securities increased $1.6 million to $2.3 million for the year ended June 30, 2009. The increase was the result of both an increase in average balances and higher average rates on securities outstanding. The average balance of investment securities increased $9.9 million, to $28.1 million for 2009 due to the acquisition of State of Franklin Bancshares. The average yield on investments increased 418 basis points to 8.22% for fiscal 2009 compared to 4.04% for fiscal 2008. Dividends on Federal Home Loan Bank ("FHLB") stock were $190,000 for 2009, compared to $110,000 for 2008.

Total interest expense increased $2.4 million, or 25.6%, to $11.6 million for the year ended June 30, 2009, compared to $9.2 million for the corresponding period in 2008. The average volume of interest-bearing liabilities increased $190.7 million, to $439.6 million while the average rate paid on interest-bearing liabilities decreased 107 basis points to 2.64% for fiscal 2009. Interest expense on deposits was $8.7 million for 2009 compared to $7.7 million for fiscal 2008. The average balance of deposits increased $148.8 million to $362.3 million due to deposits assumed in connection with the State of Franklin Bancshares acquisition. The average rate paid on deposits decreased 120 basis points to 2.39% for the year ended June 30, 2009. The Company benefited from declining market interest rates as well as a shift in the mix of deposits towards more transaction accounts. Interest expense on FHLB advances was $2.6 million for fiscal 2009 compared to $1.6 million for fiscal 2008. The average balance of FHLB advances increased $36.4 million to $71.9 million due to the assumption of borrowings related to the State of Franklin Bancshares acquisition, while the average rate decreased 81 basis points to 3.65%.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table nonaccrual loans are included in average balances; however, accrued interest income has been excluded from these loans.

	Year Ended June 30,								
	2009			2008			2007		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans	$436,165	$25,637	5.88%	$282,111	$19,782	7.01%	$268,874	$19,605	7.29%
Mortgage-backed securities	16,226	1,460	9.00	–	–	–	–	–	–
Investment securities	11,850	848	7.74	18,163	733	4.04	28,825	1,118	3.88
Daily interest deposits	17,836	40	0.22	8,501	221	2.60	4,845	172	3.55
Other earning assets	3,782	190	5.02	1,809	110	6.08	1,785	109	6.11
Total interest-earning assets	485,859	28,175	5.81	310,584	20,846	6.71	304,329	21,004	6.90
Noninterest-earning assets	63,133	–		25,996	–		26,222	–	
Total assets	$548,992	–		$336,580	–		$330,553	–	
Interest-bearing liabilities:									
Passbook accounts	$ 50,506	640	1.27%	$ 8,929	49	0.55%	$ 10,138	51	0.50%
NOW accounts	35,119	142	0.40	18,031	104	0.58	16,668	84	0.50
Money market accounts	49,924	799	1.60	46,132	1,399	3.03	37,821	1,394	3.69
Certificates of deposit	226,738	7,072	3.12	140,373	6,113	4.35	133,836	5,805	4.34
Total interest-bearing deposits	362,287	8,653	2.39	213,465	7,665	3.59	198,463	7,334	3.70
Borrowings	72,765	2,641	3.63	35,509	1,583	4.46	44,659	2,326	5.21
Subordinated debentures	4,578	325	7.10	–	–	–	–	–	–
Total interest-bearing liabilities	$439,630	11,619	2.64	248,974	9,248	3.71	243,122	9,660	3.97
Noninterest-bearing deposits	29,244			13,284			12,102		
Other noninterest-bearing liabilities	2,747			709			1,008		
Total liabilities	471,621			262,967			256,231		
Stockholders' equity	77,371			73,613			74,322		
Total liabilities and stockholders' equity	$548,992			$336,580			$330,553		
Net interest income		$16,556			$11,598			$11,344	
Interest rate spread			3.17%			3.00%			2.93%
Net interest margin			3.42%			3.73%			3.73%
Ratio of average interest-earning assets to average interest-bearing liabilities			110.52%			124.75%			125.18%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

	2009 Compared to 2008			2008 Compared to 2007		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In Thousands)					
Interest income:						
Loans receivable	$8,320	$(2,465)	$5,855	$ 798	$ (621)	$ 177
Mortgage-backed securities	1,460	–	1,460	–	–	–
Investment securities	351	(236)	115	(462)	77	(385)
Daily interest-bearing deposits and other interest-earning assets	(259)	158	(101)	77	(27)	50
Total interest-earning assets	9,872	(2,543)	7,329	413	(571)	(158)
Interest expense:						
Deposits	1,901	(913)	988	529	(198)	331
Borrowings	1,286	(228)	1,058	(436)	(307)	(743)
Subordinated debentures	325	–	325	–	–	–
Total interest-bearing liabilities	3,512	(1,141)	2,371	93	(505)	(412)
Net change in interest income	$6,360	$(1,402)	$4,958	$ 320	$ (66)	$ 254

Provision for Loan Losses.

The provision for loan losses for fiscal 2009 was $910,000 compared to a provision of $451,000 for fiscal 2008. Management reviews the level of the allowance for loan losses on a monthly basis and establishes the provision for loan losses based on changes in the nature and volume of the loan portfolio, the amount of impaired and classified loans, historical loan loss experience and other qualitative factors. The provision for loan losses for 2009 was increased primarily due to management's evaluation of credit quality and current economic conditions. Net charge-offs for the year ended June 30, 2009 amounted to $601,000 compared to $570,000 for the year ended June 30, 2008. Nonperforming loans totaled $6.0 million at June 30, 2009 compared to $301,000 at June 30, 2008. The increase in nonperforming loans is due in part to the addition of nonperforming loans from the State of Franklin Bancshares acquisition, as well as deterioration in the residential housing market.

An analysis of the changes in the allowance for loan losses is presented under "*Allowance for Loan Losses and Asset Quality.*"

Noninterest Income. The following table shows the components of noninterest income and the percentage changes from 2009 to 2008.

	2009	2008	% Change 2009/2008
	(Dollars in Thousands)		
Mortgage origination fees	$ 532	$ 338	57.4%
Service charges and fees	1,384	768	80.2
Gain on sale of investments	565	—	NM
Gain on sale of fixed assets	7	1	600.0
Gain on sale of foreclosed property	3	51	(94.1)
BOLI increase in cash value	228	224	1.8
Other	466	138	237.7
Total noninterest income	$3,185	$1,520	109.5%

For the year ended June 30, 2009, noninterest income increased $1.7 million, or 109.5%, to $3.2 million. Mortgage origination fee income increased $194,000, or 57.4%, to $532,000 for 2009 due to a higher volume of loan originations related to refinancing. Service charges and fee income increased $616,000 to $1.4 million for the year ended June 30, 2009 due primarily to additional fee income generated following the acquisition of State of Franklin Bancshares. There was a gain on sale of investment securities of $565,000 for fiscal 2009 compared to none for 2008.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes from 2009 to 2008.

	2009	2008	% Change 2009/2008
	(Dollars in Thousands)		
Compensation and benefits	$ 6,791	$5,518	23.1%
Occupancy	1,364	702	94.3
Equipment and data processing	2,312	1,458	58.6
Deposit insurance premiums	787	26	2,926.9
Advertising	132	246	(46.3)
Loss on Silverton Bank stock	368	—	NM
Other	2,929	1,939	70.0
Total noninterest expense	$14,683	$9,889	48.5

For the year ended June 30, 2009, noninterest expense increased $4.8 million, or 48.5%, to $14.7 million due primarily to the operating expenses of additional branch offices resulting from the acquisition of State of Franklin Bancshares. In addition, noninterest expense was impacted by the write-off of an equity investment in Silverton Bank, which was closed by The Office of the Comptroller of the Currency, and increases in deposit insurance premium rates. Deposit insurance premiums increased $761,000, to $787,000, due the increase in the balance of insurable accounts combined with higher deposit insurance premiums. Approximately $309,000 of the increase in FDIC premiums was due to the FDIC special assessment imposed on all insured institutions during the fourth quarter of fiscal 2009. Noninterest expense includes the amortization of core deposit intangible ("CDI"), resulting from the acquisition of State of Franklin Bancshares. The CDI totaled $3.4 million at acquisition date and is being amortized over 10 years on an accelerated basis. The expense for CDI amortization was $393,000 for the year ended June 30, 2009 compared to none for 2008.

Income Taxes.

For the year ended June 30, 2009, income tax expense remained unchanged at $1.5 million compared to $1.5 million during the same period in 2008.

Balance Sheet Analysis

Loans. Net loans increased $215.6 million, or 76.3%, to $498.1 million at June 30, 2009 primarily due to the State of Franklin Bancshares acquisition. Our primary lending activity is the origination of loans secured by real estate. We originate real estate loans secured by one- to four-family homes, commercial real estate, multi-family real estate and land. We also originate construction loans and home equity loans. At June 30, 2009, real estate loans totaled $421.1 million, or 83.7% of our total loans, compared to $224.6 million, or 78.9% of total loans at June 30, 2008. Real estate loans increased $196.5 million, or 87.5%, in fiscal 2009.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At June 30,									
	2009		2008		2007		2006		2005	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
Residential one- to four-family	$144,659	28.7%	$ 63,340	22.3%	$ 69,693	25.1%	$ 77,415	30.2%	$ 79,652	37.7%
Home equity lines of credit	22,467	4.5	5,723	2.0	5,470	2.0	5,954	2.3	4,898	2.3
Commercial	159,608	31.7	90,933	32.0	86,929	31.4	77,519	30.2	54,252	25.7
Multi-family	6,584	1.3	4,219	1.5	8,182	3.0	7,929	3.1	8,568	4.1
Construction	40,831	8.1	19,553	6.9	21,634	7.8	13,454	5.2	7,029	3.3
Land	46,987	9.3	40,862	14.4	33,604	12.1	27,133	10.6	14,415	6.8
Total real estate loans	421,136	83.7	224,630	78.9	225,512	81.4	209,404	81.6	168,814	80.0
Commercial business loans	73,467	14.6	52,037	18.3	41,667	15.0	35,665	13.9	34,603	16.4
Non-real estate loans:										
Automobile loans	2,754	0.5	3,973	1.4	6,423	2.3	8,458	3.3	4,457	2.1
Mobile home loans	43	0.0	60	0.0	82	0.0	234	0.1	379	0.2
Loans secured by deposits	1,322	0.3	930	0.3	978	0.4	977	0.4	1,041	0.5
Other consumer loans	4,609	0.9	2,961	1.0	2,540	0.9	1,854	0.7	1,705	0.8
Total non-real estate loans	8,728	1.7	7,924	2.8	10,023	3.6	11,523	4.5	7,582	3.6
Total gross loans	503,331	100.00%	284,591	100.00%	277,202	100.0%	256,592	100.0%	210,999	100.0%
Less:										
Unearned discount on loans	–		–		–		–		–	
Deferred loan fees, net	(502)		(272)		(366)		(293)		(268)	
Allowance for losses	(4,722)		(1,836)		(1,955)		(2,172)		(2,293)	
Total loans receivable, net	$498,107		$282,483		$274,881		$254,127		$208,438	

The following table sets forth certain information at June 30, 2009 regarding the dollar amount of principal repayments becoming due during the periods indicated for loans. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	Real Estate Loans	Commercial Business Loans	Consumer Loans	Total Loans
		(In thousands)		
Amounts due in:				
One year or less	$112,681	$ 40,697	$ 4,481	$157,859
More than one to three years	64,272	12,677	2,499	79,448
More than three to five years	87,164	14,575	1,498	103,237
More than five to 15 years	64,859	5,518	250	70,627
More than 15 years	92,160	–	–	92,160
Total	$421,136	$ 73,467	$ 8,728	$503,331

The following table sets forth the dollar amount of all loans at June 30, 2009 that are due after June 30, 2010 and have either fixed interest rates or floating or adjustable interest rates.

	Fixed-Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 49,202	$ 81,766	$130,968
Home equity lines of credit	262	19,170	19,432
Commercial	74,739	48,245	122,984
Multi-family	2,529	879	3,408
Construction	2,871	10,691	13,562
Land	15,308	2,793	18,101
Commercial business loans	21,808	10,962	32,770
Consumer loans	3,861	386	4,247
Total	$170,580	$174,892	$345,472

The following table shows activity in our loan portfolio, excluding loans held for sale, during the periods indicated.

	Year Ended June 30,		
	2009	2008	2007
		(In thousands)	
Total loans at beginning of period	$284,591	$277,202	$256,592
Loans acquired in acquisition	222,756	—	—
Loans originated:			
Real estate	82,244	75,879	87,254
Commercial business	41,908	79,396	65,290
Consumer	5,054	8,691	8,891
Total loans originated	129,206	163,966	161,435
Loan principal repayments	(133,222)	(156,577)	(140,825)
Net loan activity	(4,016)	7,389	20,610
Total gross loans at end of period	$503,331	$284,591	$277,202

Investments. Our investment portfolio consists of U.S. agency securities, mortgage-backed securities, corporate securities, and municipal securities. Investment securities were $36.5 million, an increase of $33.1 million, for the year ended June 30, 2009 due primarily to the acquisition of State of Franklin Bancshares.

The following table sets forth the carrying values of our investment securities portfolio at the dates indicated. All of our investment securities are classified as available-for-sale.

	At June 30,					
	2009		2008		2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
Federal agency securities	$ 4,206	$ 4,147	$ –	$ –	$23,339	$23,061
Municipal securities	4,523	4,467	3,506	3,478	4,339	4,217
Mortgage-backed securities	23,088	23,521	–	–	–	–
Other securities	4,483	4,309	–	–	–	–
Total	$36,300	$36,544	$3,506	$3,478	$27,678	$27,278

The following table sets forth the maturities and weighted average yields of investment securities at June 30, 2009.

	More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Federal agency securities	$ 1,981	1.56%	$ 1,927	3.95%	$ 239	7.01%	$ 4,147	3.05%
Mortgage-backed securities	271	4.01	372	8.69	22,716	7.01	23,359	7.00
Municipal securities	1,586	3.55	1,167	3.63	1,315	5.11	4,068	4.08
Other securities	2,642	32.89	–	0.00	1,667	6.85	4,309	19.13
Total	$ 6,480	13.35%	$ 3,466	4.33%	$25,937	6.91%	$35,883	7.73%

Deposits. Our primary source of funds is our deposit accounts. The deposit base is comprised of checking, savings, money market and time deposits. These deposits are provided primarily by individuals and businesses within our market area. We do not use brokered deposits as a source of funding. Total deposits increased $258.6 million, or 115.7%, to $482.2 million at June 30, 2009 primarily as a result of the acquisition of State of Franklin Bancshares. Management monitors the deposit mix and deposit pricing on a regular basis and has focused on growth in lower costing transaction accounts. Our deposit pricing strategy is to offer competitive rates, but not to offer the highest deposit rates in our markets.

	At June 30,		
	2009	2008	2007
	(In thousands)		
Noninterest-bearing accounts	$ 48,913	$ 17,517	$ 12,561
NOW accounts	43,795	20,352	16,230
Passbook accounts	69,074	9,153	9,690
Money market deposit accounts	48,332	49,781	41,312
Certificates of deposit	272,053	126,749	140,289
Total	$482,167	$223,552	$220,082

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of June 30, 2009. Jumbo certificates of deposit require minimum deposits of $100,000.

Maturity Period	Certificates of Deposit (In thousands)
Three months or less	$ 26,164
Over three through six months	37,672
Over six through twelve months	34,065
Over twelve months	18,566
Total	$116,467

The following table sets forth the time deposits classified by rates at the dates indicated.

	At June 30,		
	2009	2008	2007
		(In thousands)	
1.01 – 2.00%	$ 28,992	$ 2,234	$ –
2.01 – 3.00%	58,920	25,351	1,410
3.01 – 4.00%	108,640	60,067	12,888
4.01 – 5.00%	69,225	33,608	86,676
5.01 – 6.00%	6,276	5,489	39,315
Total	$272,053	$126,749	$140,289

The following table sets forth the amount and maturities of time deposits at June 30, 2009.

	At June 30,						
	Less Than One Year	1-2 Years	2-3 Years	3-4 Years	4 or More Years	Total	Percent of Total Certificate Accounts
				(In Thousands)			
1.01 – 2.00%	$ 26,207	$ 2,634	$ 45	$ 106	$ –	$ 28,992	10.7%
2.01 – 3.00%	51,670	2,894	3,969	270	117	58,920	21.7
3.01 – 4.00%	85,552	17,700	5,325	33	30	108,640	39.9
4.01 – 5.00%	57,548	4,811	4,805	1,484	577	69,225	25.4
5.01 – 6.00%	6,276	–	–	–	–	6,276	2.3
Total	$227,253	$ 28,039	$ 14,144	$ 1,893	$ 724	$272,053	100.0%

Borrowings. We have relied upon advances from the Federal Home Loan Bank ("FHLB") of Cincinnati to supplement our supply of lendable funds and to meet deposit withdrawal requirements. FHLB advances were $90.3 million at June 30, 2009 compared to $33.0 million at June 30, 2008. The State of Franklin Bancshares acquisition added $57.5 million in FHLB advances. The following table presents certain information regarding our use of FHLB advances during the periods and at the dates indicated.

	Year Ended June 30,		
	2009	2008	2007
		(Dollars in thousands)	
Maximum amount of advances outstanding at any month end	$91,506	$44,300	$48,900
Average advances outstanding	71,929	35,509	44,659
Weighted average interest rate during the period	3.65%	4.46%	5.21%
Balance outstanding at end of period	$90,309	$33,000	$44,800
Weighted average interest rate at end of period	4.14%	4.14%	5.10%

Stockholders' Equity. Stockholders' equity increased $6.7 million to $79.5 million at June 30, 2009 compared to $72.8 at June 30, 2008. The Company issued approximately 736,000 shares of Company common stock as part of the consideration for the acquisition of State of Franklin Bancshares. During the year ended June 30, 2009, there were 237,210 shares of Company common stock purchased through the Company's stock repurchase program at a cost of $2.0 million. At June 30, 2009, an additional 512,252 shares remained eligible for repurchase under the current stock repurchase program. Retained earnings increased $1.2 million to $36.1 million at June 30, 2009 due primarily to net income of $2.6 million, more than offsetting dividends in the amount of $1.6 million. Unrealized gains and losses, net of taxes, in the available-for-sale investment portfolio are reflected as an adjustment to stockholders' equity. At June 30, 2009, the adjustment to stockholders' equity was a net unrealized gain of $150,000 compared to a net unrealized loss of $17,000 at June 30, 2008.

Allowance for Loan Losses and Asset Quality

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish reserves against losses on loans on a monthly basis. When additional reserves are necessary, a provision for loan losses is charged to earnings.

In connection with assessing the allowance, we have established a systematic methodology for determining the adequacy of the allowance for loan losses. The methodology utilizes a loan grading system which segments loans with similar risk characteristics. Management performs a monthly assessment of the allowance for loan losses based on the nature and volume of the loan portfolio, the amount of impaired and classified loans and historical loan loss experience. In addition, management considers other qualitative factors, including delinquency trends, economic conditions and loan considerations.

The Tennessee Department of Financial Institutions and the FDIC, as an integral part of their examination process, periodically review our allowance for loan losses. The Tennessee Department of Financial Institutions and FDIC may require us to make additional provisions for loan losses based on judgments different from ours.

The allowance for loan losses increased $2.9 million to $4.7 million at June 30, 2009. The increase in the allowance for loan losses reflects the addition of the State of Franklin allowance for loan losses totaling $2.6 million. Primarily as a result of management's evaluation of credit quality and current economic conditions, the provision for loan losses was $910,000 for fiscal 2009, compared to a provision of $451,000 for fiscal 2008. Net charge-offs were $601,000 for fiscal 2009 compared to $570,000 for fiscal 2008. At June 30, 2009, our allowance for loan losses represented 0.94% of total gross loans and 78% of nonperforming loans, compared to 0.65% of total gross loans and 610% of nonperforming loans at June 30, 2008.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

	Year Ended June 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Allowance at beginning of period	$1,836	$1,955	$2,172	$2,293	$2,479
Provision for loan losses	910	451	30	(68)	–
Reserve for acquired bank	2,577	–	–	–	–
Recoveries:					
Real estate loans	22	28	32	29	47
Commercial business loans	29	12	30	45	52
Consumer loans	63	75	65	119	155
Total recoveries	114	115	127	193	254
Charge offs:					
Real estate loans	(220)	(497)	(159)	(107)	(180)
Commercial business loans	(327)	(30)	(25)	(2)	(2)
Consumer loans	(168)	(158)	(190)	(137)	(258)
Total charge-offs	(715)	(685)	(374)	(246)	(440)
Net charge-offs	(601)	(570)	(247)	(53)	(186)
Allowance at end of period	$4,722	$1,836	$1,955	$2,172	$2,293
Allowance to nonperforming loans	78.30%	609.97%	778.88%	629.57%	538.26%
Allowance to total gross loans outstanding at the end of the period	0.94%	0.65%	0.71%	0.85%	1.09%
Net charge-offs to average loans outstanding during the period	0.14%	0.20%	0.09%	0.02%	0.09%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

	At June 30,					
	2009			2008		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$3,819	80.9%	83.7%	$1,448	78.9%	78.9%
Commercial business	755	16.0	14.6	235	12.8	18.3
Consumer	148	3.1	1.7	153	8.3	2.8
Unallocated	–	–	–	–	–	–
Total allowance for loan losses	$4,722	100.0%	100.0%	$1,836	100.0%	100.0%

	At June 30,								
	2007			2006			2005		
	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans	Amount	% of Allowance to Total Allowance	% of Loans in Category to Total Loans
Real estate	$1,445	73.9%	81.4%	$1,649	75.9%	81.6%	$1,981	86.4%	80.0%
Commercial business	273	14.0	15.0	454	20.9	13.9	250	10.9	16.4
Consumer	237	12.1	3.6	69	3.2	4.5	62	2.7	3.6
Unallocated	–	–	–	–	–	–	–	–	–
Total allowance for loan losses	$1,955	100.0%	100.0%	$2,172	100.0%	100.0%	$2,293	100.0%	100.0%

Nonperforming and Classified Assets. When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases and the reserve for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Nonperforming assets totaled $9.5 million, or 1.43% of total assets, at June 30, 2009, compared to $768,000, or 0.23% at June 30, 2008. Foreclosed real estate increased $2.9 million to $3.3 million at June 30, 2009. At June 30, 2009, foreclosed real estate consisted of $2.5 million of single family homes, $320,000 of vacant land and $485,000 of commercial real estate. Nonaccrual loans at June 30, 2009 included $2.6 million of residential mortgage loans.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider consumer installment loans to be homogeneous and, therefore, do not separately evaluate them for impairment. All other loans are evaluated for impairment on an individual basis. At June 30, 2009, impaired loans totaled $5.3 million.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings at the dates presented.

	At June 30,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Nonaccrual loans:					
Real estate	$5,724	$ 139	$251	$296	$426
Commercial business	252	162	–	49	–
Consumer	55	–	–	–	–
Total	6,031	301	251	345	426
Accruing loans past due 90 days or more	–	–	–	–	–
Total of nonaccrual and 90 days or more past due loans	6,031	301	251	345	426
Real estate owned	3,328	462	275	74	914
Other nonperforming assets[(1)]	106	5	–	16	–
Total nonperforming assets	$9,465	$ 768	$526	$435	$1,340
Total nonperforming loans to total loans	1.20%	0.11%	0.09%	0.13%	0.20%
Total nonperforming loans to total assets	0.91%	0.09%	0.07%	0.11%	0.14%
Total nonperforming assets to total assets	1.43%	0.23%	0.15%	0.13%	0.45%

(1) Consists primarily of repossessed automobiles and mobile homes.

Interest income that would have been recorded for the year ended June 30, 2009 and the year ended June 30, 2008 had nonaccruing loans been current according to their original terms amounted to $298,000 and $24,000, respectively. The amount of interest related to these loans included in interest income was $157,000 for the year ended June 30, 2009 and $14,000 for the year ended June 30, 2008.

We review and classify our assets on a regular basis. In addition, the Tennessee Department of Financial Institutions has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we must establish a general allowance for loan losses. If we classify an asset as loss, we must either establish specific allowances for loan losses in the amount of 100% of the portion of the asset classified loss or charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

	At June 30,		
	2009	2008	2007
		(In thousands)	
Substandard assets	$33,165	$3,490	$4,784
Doubtful assets	99	–	–
Loss assets	–	–	–
Total classified assets	$33,264	$3,490	$4,784

At each of the dates in the above table, substandard assets consisted of all nonperforming assets plus other loans that we believed exhibited weakness. These substandard but performing loans totaled $27.5 million, $4.3 million and $4.9 million at June 30, 2008, 2007 and 2006, respectively. At June 30, 2008, we also had $20.7 million of loans that we were monitoring because of concerns about the borrowers' ability to continue to make payments in the future, none of which were nonperforming or classified as substandard. At that date, $430,000 of the allowance for loan losses related to those loans.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At June 30,					
	2009		2008		2007	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(In thousands)			
Real estate loans	$1,032	$2,228	$1,296	$109	$1,338	$1,220
Commercial business loans	631	421	520	–	24	–
Consumer loans	60	19	60	–	138	44
Total	$1,755	$2,668	$1,876	$109	$1,500	$1,264

At June 30, 2009, delinquent loans consisted primarily of loans secured by commercial and residential real estate. At June 30, 2008 and 2007, delinquent real estate loans consisted primarily of loans secured by residential real estate.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities and borrowings from the Federal Home Loan Bank of Cincinnati. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At June 30, 2009, cash and cash equivalents totaled $8.3 million, interest-bearing deposits totaled $20.8 million, and fed funds sold totaled $15.0 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $36.5 million at June 30, 2009. In addition, at June 30, 2009, we had arranged the ability to borrow a total of approximately $95.4 from the Federal Home Loan Bank of Cincinnati. On that date, we had advances outstanding of $90.3 million.

At June 30, 2009, we had $13.1 in commitments to extend credit. In addition, we had $6.1 million in unused letters of credit and $37.1 in unused lines of credit. Certificates of deposit due within one year of June 30, 2009 totaled $227.3 million. We believe, based on past experience, that a significant portion of those deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of June 30, 2009.

		Payments due by period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(In thousands)		
Long-term debt obligations	$90,311	$ 5,440	$41,599	$32,139	$11,133
Capital lease obligations	—	—	—	—	—
Operating lease obligations	151	114	23	14	—
Purchase obligations	4,441	971	2,690	780	—
Other long-term liabilities reflected on the balance sheet	—	—	—	—	—
Total	$94,903	$ 6,525	$44,312	$32,933	$11,133

Our primary investing activities are the origination of loans and the purchase of securities. In the year ended June 30, 2009, we originated $129.2 million of loans. In fiscal 2008, we originated $164.0 million of loans and in fiscal 2007 we originated $161.4 million of loans.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net decrease in total deposits of $2.9 million in the year ended June 30, 2009, a net increase in total deposits of $3.5 million for the year ended June 30, 2008 and a net increase in total deposits of $21.2 million for the year ended June 30, 2007, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. Federal Home Loan Bank advance activity reflected decreases of $25,000, $11.8 million, and $7.6 million at June 30, 2009, 2008, 2007, respectively.

We are subject to various regulatory capital requirements administered by the federal prompt corrective action regulations, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2009, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See "*Regulation of the Bank—Capital Requirements.*"

Jefferson Bancshares is a separate entity and apart from Jefferson Federal and must provide for its own liquidity. In addition to its operating expenses, Jefferson Bancshares is responsible for the payment of dividends declared for its shareholders, and interest and principal on outstanding debt. At times, Jefferson Bancshares has redeemed and returned its stock. Substantially all of Jefferson Bancshares' revenues are obtained from subsidiary service fees and dividends. Payment of such dividends to Jefferson Bancshares by Jefferson Federal is limited under Tennessee law. The amount that can be paid in any calendar year, without prior approval from the Tennessee Department of Financial Institutions, cannot exceed the total of Jefferson Federal's net income for the year combined with its retained net income for the preceding two years. Jefferson Bancshares believes that such restriction will not have an impact on its ability to meet its ongoing cash obligations.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans and commercial letters of credit.

For the three months and year ended June 30, 2009, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of New Accounting Pronouncements

The impact of new accounting pronouncements is discussed in Note 4 to the Company's Audited Consolidated Financial Statements beginning on page F-3 and incorporated herein by reference.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this prospectus have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Qualitative Aspects of Market Risk. Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Pursuant to this strategy, we actively originate adjustable-rate mortgage loans for retention in our loan portfolio. These loans generally reprice beginning after five years and annually thereafter. Most of our residential adjustable-rate mortgage loans may not adjust downward below their initial interest rate. Although historically we have been successful in originating adjustable-rate mortgage loans, the ability to originate such loans depends to a great extent on market interest rates and borrowers' preferences. This product enables us to compete in the fixed-rate mortgage market while maintaining a shorter maturity. Fixed-rate mortgage loans typically have an adverse effect on interest rate sensitivity compared to adjustable-rate loans. In recent years, we have used investment securities with terms of seven years or less and adjustable-rate mortgage-backed securities to help manage interest rate risk. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.

We have established an Asset/Liability Committee to communicate, coordinate and monitor all aspects involving asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk limits and profitability goals.

Quantitative Aspects of Market Risk. We monitor the impact of changes in interest rates on our net interest income and present value of equity using rate shock analysis. The present value of equity is defined as the present value of assets minus the present value of liabilities. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table presents the estimated impact on net interest income and equity due to immediate changes in interest rates at the specified levels at June 30, 2009:

Change in Interest Rates (In Basis Points)	Change In:			
	Net Interest Income		Economic Value of Equity	
	$ Change	% Change	Market Value	Change
-200	(29)	(0.2)%	95,896	4.5%
-100	56	0.3%	95,292	3.8%
100	487	2.6%	86,414	(5.87)%
200	1,487	8.0%	85,253	(7.14)%

We use certain assumptions in assessing interest rate risk that relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this Item are incorporated by reference to the Company's Audited Consolidated Financial Statements found on pages F-3 through F-38 hereto.

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting is incorporated by reference to page F-1.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information relating to the directors and officers of Jefferson Bancshares and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to Jefferson Bancshares' Proxy Statement for the 2009 Annual Meeting of Shareholders (the "Proxy Statement") and to Part I, Item 1, *"Description of Business—Executive Officers of the Registrant."* The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Section 16(a) Beneficial Ownership Reporting Compliance"* in the Proxy Statement.

Jefferson Bancshares has adopted a written code of ethics, which applies to our senior financial officers. We intend to disclose any changes or waivers from our Code of Ethics applicable to any senior financial officers on our website at http://www.jeffersonfederal.com or in a Current Report on Form 8-K. A copy of the Code of Ethics is available, without charge, upon written request to Jane P. Hutton, Corporate Secretary, Jefferson Bancshares, Inc., 120 Evans Avenue, Morristown, Tennessee 37814.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

(a) **Security Ownership of Certain Beneficial Owners.** The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(b) **Security Ownership of Management.** The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Proxy Statement.

(c) **Changes in Control.** Management of Jefferson Bancshares knows of no arrangements, including any pledge by any person of securities of Jefferson Bancshares, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) **Equity Compensation Plan Information.**

The following table provides information as of June 30, 2009 for compensation plans under which equity securities may be issued. Jefferson Bancshares does not maintain any equity compensation plans that have not been approved by security holders.

Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** *(a)*	**Weighted-average exercise price of outstanding options, warrants and rights** *(b)*	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))** *(c)*
Equity compensation plans approved by security holders	577,693	$12.78	305,706
Equity compensation plans not approved by security holders	—	—	—
Total	577,693	$12.78	305,706

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item relating to certain relationships and related transactions is incorporated herein by reference to the section captioned *"Other Information Relating to Directors and Executive Officers—Transactions with Management"* in the Proxy Statement. The information required by this item relating to director independence is incorporated herein by reference to the section captioned *"Items to Be Voted Upon By Shareholders—Item I—Election of Directors"* in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference to the section captioned *"Items to Be Voted Upon By Shareholders—Item 2—Ratification of Independent Registered Public Accounting Firm"* in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) (1) The exhibits and financial statement schedules filed as a part of this report are as follows:

- Report of Independent Registered Public Accounting Firm.
- Consolidated Balance Sheets for the Years Ended June 30, 2009 and 2008.
- Consolidated Statements of Earnings for the Years Ended June 30, 2009 and 2008.
- Consolidated Statements of Changes in Stockholders' Equity for the Years Ended June 30, 2009 and 2008.
- Consolidated Statements of Cash Flows for the Years Ended June 30, 2009 and 2008.
- Notes to Consolidated Financial Statements.

(2) All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

(3) Exhibits

3.1 Charter of Jefferson Bancshares, Inc. (1)
3.2 Bylaws of Jefferson Bancshares, Inc. (2)
4.1 Specimen Stock Certificate of Jefferson Bancshares, Inc. (1)
4.2 No long-term debt instrument issued by Jefferson Bancshares, Inc. exceeds 10% of consolidated assets or is registered. In accordance with paragraph 4(iii) of Item 601(b) of Regulation S-K, Jefferson Bancshares, Inc. will furnish the Securities and Exchange Commission copies of long-term debt instruments and related agreements upon request.
10.1 *Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank (3)
10.2 *Amendment to Employment Agreement between Anderson L. Smith, Jefferson Bancshares, Inc. and Jefferson Federal Bank (4)
10.3 *Jefferson Federal Savings and Loan Association of Morristown Employee Severance Compensation Plan (1)
10.4 *1995 Jefferson Federal Savings and Loan Association of Morristown Stock Option Plan (1)
10.5 *Jefferson Federal Bank Supplemental Executive Retirement Plan (1)
10.6 *Jefferson Bancshares, Inc. 2004 Stock-Based Incentive Plan (5)
10.7 *Employment Agreement between Randal R. Greene, Jefferson Bancshares, Inc. and Jefferson Federal Bank (6)
11.0 Statement re: computation of per share earnings (7)
21.0 List of Subsidiaries
23.0 Consent of Craine, Thompson & Jones, P.C.
31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.0 Section 1350 Certifications

---

* Management contract or compensatory plan, contract or arrangement.
(1) Incorporated herein by reference from the Exhibits to Form S-1, Registration Statement and amendments thereto, initially filed on March 21, 2003, Registration No. 333-103961.
(2) Incorporated herein by reference from the Exhibits to the Current Report on Form 8-K, filed on October 26, 2007.
(3) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 29, 2003.
(4) Incorporated herein by reference from the Exhibits to the Annual Report on Form 10-K, filed on September 13, 2004.
(5) Incorporated herein by reference from Appendix A to the Company's definitive proxy statement filed on December 1, 2003.
(6) Incorporated herein by referenced to the Exhibits to the Current Report on Form 8-K filed on November 4, 2008.
(7) Incorporated herein by reference to Note 3 to the Company's Audited Financial Statements beginning on page F-3.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JEFFERSON BANCSHARES, INC.

Date: September 14, 2009

By: /s/ Anderson L. Smith
Anderson L. Smith
President, Chief Executive Officer and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Anderson L. Smith Anderson L. Smith	President, Chief Executive Officer and Director (principal executive officer)	September 14, 2009
/s/ Jane P. Hutton Jane P. Hutton	Chief Financial Officer, Treasurer and Secretary (principal financial and accounting officer)	September 14, 2009
/s/ John F. McCrary, Jr. John F. McCrary, Jr.	Director	September 14, 2009
/s/ H. Scott Reams H. Scott Reams	Director	September 14, 2009
/s/ Dr. Jack E. Campbell Dr. Jack E. Campbell	Director	September 14, 2009
/s/ Dr. Terry M. Brimer Dr. Terry M. Brimer	Director	September 14, 2009
/s/ William F. Young William F. Young	Director	September 14, 2009
/s/ William T. Hale William T. Hale	Director	September 14, 2009

(This page intentionally left blank.)

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. The Company's management conducted an evaluation of the effectiveness of internal control over financial reporting as of June 30, 2009 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that internal control over financial reporting was effective as of June 30, 2009 based on the specified criteria. Craine, Thompson & Jones, P.C., an independent registered public accounting firm, has audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an attestation report on the Company's internal control over financial reporting. See "Report of Independent Registered Public Accounting Firm" on page F-2.

CRAINE, THOMPSON, & JONES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
225 WEST FIRST NORTH STREET
P.O. BOX 1779
SUITE 300, MILLENNIUM SQUARE
MORRISTOWN, TENNESSEE 37816-1779
423-586-7650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jefferson Bancshares, Inc.

We have audited Jefferson Bancshares, Inc.'s internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Jefferson Bancshares Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Form 10-K. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jefferson Bancshares, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of Jefferson Bancshares, Inc., and our report dated September 14, 2009, expressed an unqualified opinion.

Craine, Thompson & Jones, P.C.

Morristown, Tennessee
September 14, 2009

JAMES W. CRAINE, CPA
GLENN B. THOMPSON, CPA, CFP, PFS
MIRA J. CRAINE, CPA

THOMAS M. JONES, CPA
HIRAM H. JONES, CPA

CRAINE, THOMPSON, & JONES, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
225 WEST FIRST NORTH STREET
P.O. BOX 1779
SUITE 300, MILLENNIUM SQUARE
MORRISTOWN, TENNESSEE 37816-1779
423-586-7650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Jefferson Bancshares, Inc. and Subsidiaries
Morristown, Tennessee

We have audited the accompanying consolidated balance sheets of Jefferson Bancshares, Inc. and Subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Bancshares, Inc. and Subsidiaries as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jefferson Bancshares, Inc. and subsidiaries internal control over financial reporting as of June 30, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 14, 2009, expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Craine, Thompson & Jones, P.C.

Morristown, Tennessee
September 14, 2009

JAMES W. CRAINE, CPA
GLENN B. THOMPSON, CPA, CFP, PFS
MIRA J. CRAINE, CPA
THOMAS M. JONES, CPA
HIRAM H. JONES, CPA

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in Thousands)

	June 30, 2009	June 30, 2008
Assets		
Cash and cash equivalents	$ 8,328	$ 2,398
Interest-bearing deposits	20,814	14,112
Fed funds sold	14,966	1,106
Investment securities classified as available for sale, net	36,544	3,478
Federal Home Loan Bank stock, at cost	4,735	1,868
Bank owned life insurance	6,155	5,926
Loans receivable, net of allowance for loan losses of $4,722 and $1,836	498,107	282,483
Loans held-for-sale	881	258
Premises and equipment, net	32,395	15,200
Foreclosed real estate, net	3,328	462
Accrued interest receivable:		
Investments	241	38
Loans receivable, net	2,017	1,208
Deferred tax asset	7,337	844
Goodwill and other intangibles	24,811	-
Other assets	1,996	884
Total assets	$ 662,655	$ 330,265
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$ 48,913	$ 17,517
Interest-bearing	433,254	206,035
Repurchase agreements	789	-
Federal Home Loan Bank advances	90,309	33,000
Subordinated debentures	6,910	-
Other liabilities	2,943	836
Accrued income taxes	32	100
Total liabilities	583,150	257,488
Commitments and contingent liabilities	-	-
Stockholders' equity:		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; shares issued and outstanding - none	-	-
Common stock, $0.01 par value; 30,000,000 shares authorized; 9,182,372 shares issued and 6,706,489 outstanding; 8,446,375 issued and 6,207,702 outstanding at June 30, 2009 and 2008, respectively	92	84
Additional paid-in capital	79,394	72,959
Unearned ESOP shares	(4,105)	(4,537)
Unearned compensation	(1,121)	(1,659)
Accumulated other comprehensive income	150	(17)
Retained earnings	36,140	34,965
Treasury stock, at cost (2,475,883 and 2,238,673 shares)	(31,045)	(29,018)
Total stockholders' equity	79,505	72,777
Total liabilities and stockholders' equity	$ 662,655	$ 330,265

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Earnings

(Dollars in Thousands Except Per Share Amounts)

	Years Ended June 30, 2009	2008
Interest income:		
Interest on loans receivable	$ 25,637	$ 19,782
Interest on investment securities	2,308	733
Other interest	230	331
Total interest income	28,175	20,846
Interest expense:		
Deposits	8,653	7,665
Securities sold under repurchase agreements	18	-
Advances from FHLB	2,623	1,583
Subordinated debentures	325	-
Total interest expense	11,619	9,248
Net interest income	16,556	11,598
Increase in loan loss allowance	910	451
Net interest income after provision for loan losses	15,646	11,147
Noninterest income:		
Mortgage origination income	532	338
Service charges and fees	1,384	768
Gain on sale of fixed assets	7	1
Gain on sale of investment securities, net	565	-
Gain on sale of foreclosed real estate, net	3	51
Increase in BOLI cash value	228	224
Other	466	138
Total noninterest income	3,185	1,520
Noninterest expense:		
Compensation and benefits	6,791	5,518
Occupancy expense	1,364	702
Equipment and data processing expenses	2,312	1,458
DIF deposit insurance premium	787	26
Advertising	132	246
Loss on Silverton Bank stock	368	-
Other	2,929	1,939
Total noninterest expense	14,683	9,889
Earnings before income taxes	4,148	2,778
Income taxes:		
Current	786	911
Deferred	732	620
Total income taxes	1,518	1,531
Net earnings	$ 2,630	$ 1,247
Net earnings per common share - basic	$ 0.43	$ 0.22
Net earnings per common share - diluted	$ 0.43	$ 0.22

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in Thousands)

	Common Stock	Additional Paid-in Capital	Unallocated Common Stock in ESOP	Unearned Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2007	$ 84	$ 72,738	$ (4,969)	$ (2,182)	$ (246)	$ 35,082	$ (26,863)	$ 73,644
Comprehensive income:								
Net earnings	-	-	-	-	-	1,247	-	1,247
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $142	-	-	-	-	229	-	-	229
Total comprehensive income	-	-	-	-	-	-	-	1,476
Dividends	-	-	-	-	-	(1,508)	-	(1,508)
Dividends used for ESOP payment	-	-	-	-	-	124	-	124
Dividends used for MRP and ESOP expenses	-	-	-	-	-	20	-	20
Shares committed to be released by the ESOP	-	11	432	-	-	-	-	443
Stock options expensed	-	262	-	-	-	-	-	262
Earned portion of stock grants	-	-	-	523	-	-	-	523
MRP Vesting	-	(52)	-	-	-	-	-	(52)
Purchase of common stock (203,884 shares)	-	-	-	-	-	-	(2,155)	(2,155)
Balance at June 30, 2008	84	72,959	(4,537)	(1,659)	(17)	34,965	(29,018)	72,777
Comprehensive income:								
Net earnings	-	-	-	-	-	2,630	-	2,630
Change in net unrealized gain (loss) on securities available for sale, net of taxes of $104	-	-	-	-	167	-	-	167
Total comprehensive income	-	-	-	-	-	-	-	2,797
Dividends	-	-	-	-	-	(1,587)	-	(1,587)
Dividends used for ESOP payment	-	-	-	-	-	115	-	115
Dividends used for MRP and ESOP expenses	-	-	-	-	-	17	-	17
Shares committed to be released by the ESOP	-	(91)	432	-	-	-	-	341
Stock options expensed	-	130	-	-	-	-	-	130
Earned portion of stock grants	-	-	-	538	-	-	-	538
Issuance of shares in acquisition (735,997 shares)	8	6,396	-	-	-	-	-	6,404
Purchase of common stock (237,210 shares)	-	-	-	-	-	-	(2,027)	(2,027)
Balance at June 30, 2009	$ 92	$ 79,394	$ (4,105)	$ (1,121)	$ 150	$ 36,140	$ (31,045)	$ 79,505

The accompanying notes are an integral part of these consolidated financial statements.

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in Thousands)

	Years Ended June 30,	
	2009	2008
Cash flows from operating activities:		
Net earnings	$ 2,630	$ 1,247
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:		
Allocated ESOP shares	343	443
Depreciation and amortization expense	1,241	658
Amortization of premiums (discounts), net investment securities	1,233	14
Provision for loan losses	910	451
Gain on sale of fixed assets	(7)	(1)
Gain on sale of investment securities and mortgage backed securities, net	(565)	-
FHLB stock dividends	(25)	(49)
Amortization of deferred loan fees, net	(236)	(261)
Loss (gain) on foreclosed real estate, net	3	(51)
Deferred tax expense	732	620
Earned portion of MRP	284	522
Origination of mortgage loans held for sale	(30,502)	(21,165)
Proceeds from sales of mortgage loans	29,879	23,375
Increase in cash value of life insurance	(229)	(224)
Stock options expensed	130	262
Decrease (increase) in:		
Accrued interest receivable	370	467
Other assets	(2,433)	(206)
Increase in other liabilities and accrued income taxes	251	(229)
Net cash provided by operating activities	4,009	5,873
Cash flows from investing activities:		
Loan originations, net of principal collections	2,376	(8,082)
Purchase of Federal Home Loan Bank stock	-	(23)
Purchases of available-for-sale securities	(13,902)	-
Proceeds from sale of available-for-sale securities	1,179	1,000
Proceeds from maturities, calls, and prepayments	13,493	23,157
Acquisition, net of cash received	27,156	-
Proceeds from sale of fixed assets	29	1
Purchase of premises and equipment	(1,515)	(286)
Proceeds from sale of foreclosed real estate, net	247	247
Net cash provided by (used in) investing activities	29,063	16,014

(Continued)

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Dollars in Thousands)

(Continued)

	Years Ended June 30,	
	2009	**2008**
Cash flows from financing activities:		
Net (decrease) increase in deposits	$ (2,860)	$ 3,470
Net decrease in repurchase agreements	(111)	-
Proceeds from advances from FHLB	17,000	45,100
Repayment of FHLB advances	(17,025)	(56,900)
Purchase of treasury stock	(2,027)	(2,155)
Dividends paid	(1,557)	(1,520)
Net cash (used in) provided by financing activities	(6,580)	(12,005)
Net increase (decrease) in cash and cash equivalents, and interest-bearing deposits	26,492	9,882
Cash, cash equivalents, and interest-bearing deposits at beginning of period	17,616	7,734
Cash and cash equivalents at end of year	$ 44,108	$ 17,616
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest on deposits	$ 8,785	$ 7,767
Interest on borrowed funds	$ 2,641	$ 1,583
Income taxes	$ 1,245	$ 1,060
Transfer of loans to foreclosed assets	$ 4,898	$ 1,564

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Jefferson Bancshares, Inc. (the Company), is the holding company for Jefferson Federal Bank (the "Bank"). The Company's common stock is listed on the NASDAQ Global Market under the symbol JFBI.

The Company provides a variety of financial services to individuals and small businesses through its offices in Upper East Tennessee. Its primary deposit products are transaction accounts and term certificate accounts and its lending products are commercial and residential mortgages and, to a lesser extent, consumer loans.

As discussed further in Note 19, the Company completed its acquisition of State of Franklin during the most recent fiscal year. State of Franklin operates as a division of Jefferson Federal Bank.

Principles of Consolidation - The consolidated financial statements include the accounts of Jefferson Bancshares, Inc. and its wholly owned subsidiaries Jefferson Federal Bank and State of Franklin Bank Statutory Trust II. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the statement of condition dates and revenues and expenses for the periods shown. Actual results could differ from the estimates and assumptions used in the consolidated financial statements. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, and deferred tax assets.

Significant Group Concentrations of Credit Risk - The Company originates residential real estate loans, commercial real estate loans and, to a lesser extent, consumer loans primarily to customers located in Upper East Tennessee. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Significant Accounting Policies - The following comprise the significant accounting policies, which the Company follows in preparing and presenting its consolidated financial statements:

a. For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from depository institutions, interest-bearing deposits in other depository institutions and fed funds sold with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $35,780 and $15,218 at June 30, 2009 and 2008, respectively.

b. Investments in debt securities are classified as "held-to-maturity" or "available-for-sale" according to the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standard (SFAS) No. 115. Investments classified as "held-to-maturity" are carried at cost while those identified as "available-for-sale" are carried at fair value. All securities are adjusted for amortization of premiums and accretion of discounts over the term of the security using the interest method. Management has the positive intent and ability to carry those securities classified as "held-to-maturity" to maturity for long-term investment purposes and, accordingly, such securities are not adjusted for temporary declines in market value. "Available-for-sale" securities are adjusted for changes in fair value through a direct entry to a separate component of stockholders' equity (i.e., other comprehensive income). Investments in equity securities are carried at the lower of cost or market. The cost of securities sold is determined by specific identification.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

c. Loans receivable, net, which management has the intent and ability to hold until maturity or pay-off, are generally carried at unpaid principal balances less loans in process, net deferred loan fees, unearned discount on loans and allowances for losses. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

The accrual of interest on all loans is discontinued at the time the loan is 90 days delinquent. All interest accrued but not collected for loans considered impaired, placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method until the loan is returned to accrual status. Loans are returned to accrual status when future payments are reasonably assured.

d. Beginning in January 2005, the Company began originating mortgage loans conforming to guidelines for sale in the secondary mortgage market. Because commitment letters are only given to the borrower after an underwriter agrees to purchase the loan according to the stated terms, the Company's maximum time between funding the loan and completing the sale to the underwriter is generally three weeks. The loans are carried at the lower of aggregate cost or fair market value as determined by the amount committed to by the underwriter. The loans are sold without recourse and the mortgage servicing rights are sold as part of the loan package.

e. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company is subject to periodic examination by regulatory agencies, which may require the Company to record increases in the allowances based on the regulator's evaluation of available information. There can be no assurance that the Company's regulators will not require further increases to the allowances.

The allowance consists of specific, general and minimum components. The specific component relates to loans that are classified as doubtful, substandard or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. A minimum component is maintained for certain loan portfolios acquired in conjunction with the State of Franklin acquisition. Management feels this is necessary due to the lack of loan loss history associated with these portfolios.

Specific valuation allowances are established for impaired loans. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured include non-accrual income property loans (excluding those loans included in the homogeneous portfolio which are collectively reviewed for impairment), large non-accrual single-family loans and troubled debt restructuring. Such loans are placed on non-accrual status at the point deemed uncollectible and impairment is measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of collateral if the loan is collateral dependent. Impairment losses are recognized through an increase in the allowance for loan losses.

(Dollars in Thousands)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

f. Credit related financial instruments arising in the ordinary course of business consist primarily of commitments to extend credit. Such financial instruments are recorded when they are funded.

g. Premises and equipment are carried at cost, less accumulated depreciation. Expenditures for assets with a life greater than one year and costing more than $1,000 are generally capitalized. Depreciation of premises and equipment is computed using the straight-line and accelerated methods based on the estimated useful lives of the related assets. Estimated lives for buildings, leasehold improvements, equipment and furniture are thirty-nine, thirty- nine, five and seven years, respectively. Estimated lives for building improvements are evaluated on a case-by-case basis and depreciated over the estimated remaining life of the improvement.

h. Foreclosed real estate is initially recorded, and subsequently carried, at the lower of cost or fair value less estimated selling costs. Costs related to improvement of foreclosed real estate are capitalized.

i. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

j. Effective July 1, 2005, the Company adopted Statement of Financial Standards No. 123R *Share Based Payment* which is an amendment of FASB Statement No. 123 (SFAS 123), *Accounting for Stock-Based Compensation.* This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period.

   The Company adopted SFAS 123R using the modified prospective application transition method. This method requires the Company to expense the unvested portion of options granted in 2004, which reduces net earnings by approximately $103 net of taxes for the fiscal year ending June 30, 2009, the completion date of the requisite service period. SFAS 123R provides for the use of alternative models to determine compensation cost related to stock option grants. The Company has determined the estimated fair value of stock options at grant date using the Black-Scholes option-pricing model based on market data as of January 29, 2004. The expected dividend yield of 1.17% and expected volatility of 7.01% were used to model the value. The risk free rate of return equaled 4.22%, which was based on the yield of a U.S. Treasury note with a term of ten years. The estimated time remaining before the expiration of the options equaled ten years.

Goodwill and Other Intangible Assets - Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist only of core deposit intangibles, assets arising from the acquisition of State of Franklin Bank. They are initially measured at fair value and then are amortized using an accelerated method over 10 years. Core deposit intangible assets will be assessed at least annually for impairment and any such impairment will be recognized in the period identified.

(Dollars in Thousands)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Segment Reporting – The Company's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services. The Company operates primarily in Upper East Tennessee. Management makes operating decisions and assesses performance based on an ongoing review of the Company's financial results. Therefore, the Company has a single operating segment for financial reporting purposes.

NOTE 2 – RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Home Loan Bank and Federal Reserve Bank. At June 30, 2009 and 2008, these reserve balances amounted to $3,385 and $1,273, respectively.

NOTE 3 – EARNINGS PER SHARE

Earnings per common share and earnings per common share-assuming dilution have been computed on the basis of dividing net earnings by the weighted-average number of shares of common stock outstanding. Diluted earnings per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Calculations related to earnings per share are provided in the following table.

	Years Ending June 30,	
	2009	2008
Weighted average number of common shares used in computing basic earnings per common share	6,058,580	5,717,375
Effect of dilutive stock options	-	-
Weighted average number of common shares and dilutive potential common shares used in computing earnings per common share assuming dilution	6,058,580	5,717,375

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which became effective January 1, 2009 via prospective application to business combinations. This Statement requires that the acquisition method of accounting be applied to a broader set of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date and requires the assets and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date (with limited exceptions). The statement will apply to future acquisitions that may occur.

(Dollars in Thousands)

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133*. The FASB issued this Statement in response to concerns that current disclosures related to derivative instruments and hedging activities do not provide adequate information about how these activities affect an entity's financial position, financial performance, and cash flows. As such, this Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not anticipate that this Statement would have any material impact on the consolidated financial statements.

The Company adopted SFAS No. 165, *Subsequent Events* ("SFAS No. 165") during the fourth quarter of fiscal 2009, which was issued by the FASB in May 2009. SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the date the financial statements are issued or available to be issued. SFAS No. 165 requires companies to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance sheet date. Subsequent events that provide evidence about conditions that arose after the balance-sheet date should be disclosed if the financial statements would otherwise be misleading. Disclosures should include the nature of the event and either an estimate of its financial effect or a statement that an estimate cannot be made. SFAS No. 165 also requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 was effective for interim and annual financial periods ending after June 15, 2009, and should be applied prospectively. The Company has evaluated subsequent events through September 14, 2009, the date the financial statements are available to be issued, and determined there are none to disclose.

In April 2008, the FASB issued FSP No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), and other U.S. Generally Accepted Accounting Principles. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. The Company will evaluate the new Statement but does not anticipate that it will have a significant impact on the determination or reporting of its financial results.

(Dollars in Thousands)

NOTE 4 – RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—A Replacement of FASB Statement No. 162.* SFAS No. 168 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All guidance included in the Codification will be considered authoritative at that time, even guidance that comes from what is currently deemed to be a non-authoritative section of a standard. Once the Codification becomes effective, all non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS No. 168 is applicable for interim and annual periods ending after September 15, 2009. This pronouncement will have no effect on the Company's financial position, results of operations, or cash flows. However, upon adoption, all current references to FASB accounting standards will be replaced with references to the applicable codification sections.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*. The guidance applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: 1) the amount related to credit losses (recorded in earnings), and 2) all other amounts recorded in other comprehensive income. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the year ending June 30, 2009. There was no impact upon adoption.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board (APB) 28-1, *Interim Disclosures About Fair Value of Financial Instruments.* The FSP amends SFAS No. 107 *Disclosures About Fair Value of Financial Instruments* to require an entity to provide disclosures about fair value of financial instruments in interim financial information. This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company provides this information in its annual financial statements and will provide it for future interim periods beginning with September 30, 2009.

(Dollars in Thousands)

NOTE 5 – INVESTMENT SECURITIES

Investment securities are summarized as follows:

	June 30, 2009			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available-for-Sale				
Debt securities:				
Federal agency	$ 4,206	$ 6	$ (65)	$ 4,147
Mortgage-backed	23,088	1,395	(962)	23,521
Municipals	4,523	63	(19)	4,567
Other securities	4,483	631	(805)	4,309
Total securities available-for-sale	$ 36,300	$ 2,095	$ (1,851)	$ 36,544
Weighted-average rate	7.65%			

	June 30, 2008			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities Available-for-Sale				
Debt securities:				
Municipals	$ 3,506	$ 7	$ (35)	$ 3,478
Total securities available-for-sale	$ 3,506	$ 7	$ (35)	$ 3,478
Weighted-average rate	3.62%			

Investment securities with a carrying value of $14,296 and $0 were pledged to secure public funds and/or advances from the Federal Home Loan Bank at June 30, 2009 and 2008, respectively.

(Dollars in Thousands)

NOTE 5 – INVESTMENT SECURITIES (CONTINUED)

Securities with unrealized losses not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2009						
Federal agency	$ 3,251	$ (65)	$ -	$ -	$ 3,251	$ (65)
Mortgage-backed	2,980	(962)			2,980	(962)
Municipals	810	(19)			810	(19)
Other securities	1,456	(805)	-	-	1,456	(805)
	$ 8,497	$ (1,851)	$ -	$ -	$ 8,497	$ (1,851)
June 30, 2008						
Municipals	$ 2,417	$ (35)	$ -	$ -	$ 2,417	$ (35)
	$ 2,417	$ (35)	$ -	$ -	$ 2,417	$ (35)

The Company evaluates its securities with significant declines in fair value on a quarterly basis to determine whether they should be considered temporarily or other than temporarily impaired. The unrealized losses on investments are attributable to changes in interest rates, rather than credit quality. The Company has recognized all of the foregoing unrealized losses in other comprehensive income. The Company neither has the intent to sell nor is forecasting the need or requirement to sell the securities before their anticipated recovery.

Maturities of debt securities at June 30, 2009, are summarized as follows:

	Available-for-Sale		Weighted
	Amortized Cost	Fair Value	Average Yield
Within 1 year	$ 657	$ 661	3.27%
Over 1 year through 5 years	5,934	6,480	13.35%
After 5 years through 10 years	3,464	3,466	4.33%
Over 10 years	26,245	25,937	6.91%
	$ 36,300	$ 36,544	7.65%

Proceeds from sale of debt securities and gross realized gains and losses on these sales are summarized as follows:

	Year Ended June 30,	
	2009	2008
Proceeds from sales	$ 1,179	$ 1,000
Gross realized gains	$ 565	$ -
Gross realized losses	-	-
Net gains (losses)	$ 565	$ -

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET

Loans receivable, net are summarized as follows:

	June 30, 2009	June 30, 2008
Real estate loans:		
Residential 1-4 family	$ 144,659	$ 63,340
Home equity lines of credit	22,467	5,723
Multi-family	6,584	4,219
Construction	40,831	19,553
Commercial	159,608	90,933
Land	46,987	40,862
Total real estate loans	421,136	224,630
Commercial business loans	73,467	52,037
Consumer loans:		
Automobile loans	2,754	3,973
Mobile home loans	43	60
Loans secured by deposits	1,322	930
Other consumer loans	4,609	2,961
Total consumer loans	8,728	7,924
Sub-total	503,331	284,591
Less:		
Deferred loan fees, net	(502)	(272)
Allowance for losses	(4,722)	(1,836)
Loans, net	$ 498,107	$ 282,483
Weighted-average rate	5.88%	6.33%

The following is a summary of information pertaining to impaired and non-accrual loans:

	June 30, 2009	June 30, 2008
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	5,346	-
Total impaired loans	$ 5,346	$ -
Valuation allowance related to impaired loans	$ 814	$ -
Total non-accrual loans	$ 6,031	$ 301

(Dollars in Thousands)

NOTE 6 – LOANS RECEIVABLE, NET (CONTINUED)

	Years Ended June 30, 2009	Years Ended June 30, 2008
Average investment in impaired loans	$ 892	$ -
Interest income recognized on impaired loans	$ 224	$ -

No additional funds are committed to be advanced in connection with impaired loans.

Commercial real estate loans are secured principally by office buildings, shopping centers, churches and other rental real estate. Construction loans are secured by commercial real estate and single-family dwellings.

Following is a summary of activity in allowance for loan losses:

	Years Ended June 30, 2009	Years Ended June 30, 2008
Balance, beginning of period	$ 1,836	$ 1,955
Allowance of acquired bank	2,577	-
Loans charged-off	(715)	(684)
Recoveries	114	114
Provision for loan losses	910	451
Balance, end of period	$ 4,722	$ 1,836

Following is a summary of loans to directors, executive officers and associates of such persons:

Balance, June 30, 2008	$ 6,894
Additions	-
Repayment	(362)
Balance, June 30, 2009	$ 6,532

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(Dollars in Thousands)

NOTE 7 – PREMISES AND EQUIPMENT, NET

Premises and equipment, net are summarized as follows:

	June 30, 2009	June 30, 2008
Land	$ 6,959	$ 3,324
Office building	23,719	12,460
Leasehold improvements	969	74
Furniture and equipment	5,607	3,351
	37,254	19,209
Less accumulated depreciation and amortization	4,859	4,009
	$ 32,395	$ 15,200

Depreciation and amortization expense for the years ended June 30, 2009 and 2008 was $848 and $658, respectively.

Pursuant to the terms of non-cancelable lease agreements in effect at June 30, 2009, pertaining to real property, future minimum payments are as follows:

For the year ended June 30,	
2010	$ 114
2011	23
2012	14
Total	$ 151

Lease expense for June 30, 2009 and 2008 was $126 and $30, respectively.

The Company has also entered into a service contract for data processing services. Future minimum payments under this agreement are as follows:

For the year ended June 30,	
2010	$ 971
2011	907
2012	907
2013	876
2014	780
Total	$ 4,441

Data processing service expense for June 30, 2009 and 2008 was $1,313 and $577, respectively.

(Dollars in Thousands)

NOTE 8 - DEPOSITS

Deposits are summarized as follows:

Description and Interest Rate	June 30, 2009	June 30, 2008
Noninterest-bearing demand deposit accounts	$ 48,913	$ 17,517
Interest bearing checking accounts, 0.38% and .050%, respectively	43,795	20,352
Savings accounts, 1.12% and 0.59%, rspectively	69,074	9,153
Money market deposit accounts, 1.41% and 2.20%, respectively	48,332	49,781
Total transaction accounts	210,114	96,803
Certificates:		
1.01 - 2.00%	28,992	2,234
2.01 - 3.00%	58,920	25,351
3.01 - 4.00%	108,640	60,067
4.01 - 5.00%	69,225	33,608
5.01 - 6.00%	6,276	5,489
Total certificates, 3.33% and 3.62%, respectively	272,053	126,749
Total deposits	$ 482,167	$ 223,552
Weighted-average rate - deposits	2.21%	2.60%

The aggregate amount of time deposits in denominations of $100,000 or more was $116,467 and $43,472, respectively, at June 30, 2009 and 2008.

The Deposit Insurance Fund, as administrated by the Federal Deposit Insurance Corporation, insures deposits up to applicable limits. Deposit amounts in excess of $250,000 are generally not federally insured.

The total amount of overdrafts reclassified as loans was $103 and $78, respectively, at June 30, 2009 and 2008.

At June 30, 2009, the scheduled maturities of time deposits are as follows:

2010	$ 227,253
2011	28,039
2012	14,144
2013	1,893
2014	724
Total	$ 272,053

(Dollars in Thousands)

NOTE 8 - DEPOSITS (CONTINUED)

Following is a summary of interest on deposits:

	Years Ended June 30,	
	2009	2008
Interest bearing checking	$ 640	$ 104
Savings accounts	142	49
Money market deposit accounts	799	1,399
Certificates	7,072	6,113
	$ 8,653	$ 7,665

NOTE 9 - FHLB ADVANCES

At June 30, 2009, the Company's fixed-rate FHLB advances had interest rates that ranged from 2.0% to 5.72% with a weighted average of 4.14% compared to interest rates that ranged from 3.73% to 5.22% with a weighted average of 4.14% at June 30, 2008. Pursuant to collateral agreements with the FHLB, advances are secured by a Blanket Mortgage Collateral Agreement. The Agreement pledges the entire one-to-four family residential mortgage portfolio and allows a maximum advance of $95,414 at June 30, 2009. Outstanding advances were $90,309 and $33,000 at June 30, 2009 and 2008, respectively. Advances are payable at the maturity dates and prepayment penalties are required if paid before maturity.

A total of $42.0 million of FHLB advances are putable advances that give the FHLB the option to require repayment on specific dates. Under the terms of the putable advances, the company could be required to repay all of the principal and accrued interest before the maturity date.

A total of $31.0 million of FHLB advances are convertible advances with interest rates that may be reset on certain dates at the option of the FHLB in accordance with the terms of the note. The Company has the option of repaying the outstanding advance or converting the interest rate from a fixed rate to a floating LIBOR rate at the time the advance is called by the FHLB.

(Dollars in Thousands)

NOTE 9 - FHLB ADVANCES (CONTINUED)

Maturities and weighted average rates of fixed rate FHLB advances at June 30, 2009 and 2008 are as follows:

	Amount		Weighted Average Rate	
	2009	2008	2009	2008
Fixed Rate Advances Maturing:				
Less than 1 year	$ 5,440	$ 5,000	4.72%	4.72%
1 to 2 years	26,599	11,000	4.42%	3.99%
2 to 3 years	15,000	5,000	4.57%	4.44%
3 to 4 years	22,137	12,000	3.86%	3.92%
4 to 5 years	10,000	-	3.51%	0.00%
5 to 10 years	5,000	-	3.93%	0.00%
After 10 years	6,133	-	3.69%	0.00%
Total FHLB Advances	$ 90,309	$ 33,000	4.14%	4.14%

NOTE 10 – INCOME TAXES

In computing federal income tax, savings institutions treated as small banks for tax years beginning before 1996 were allowed a statutory bad debt deduction based on specified experience formulas or 8% of otherwise taxable income, subject to limitations based on aggregate loans and savings balances. For tax years after 1996, financial institutions meeting the definition of a small bank can use either the "experience method" or the "specific charge-off method" in computing their bad debt deduction. The Company qualifies as a small bank and is using the experience method. As of June 30, 2009, the end of the most recent tax year, the Company's tax bad debt reserves were approximately $1,312. If these tax bad debt reserves are used for other than loan losses, the amount used will be subject to federal income taxes at the then prevailing corporate rates.

Income taxes are summarized as follows:

	Years Ended June 30,	
	2009	2008
Current taxes:		
Federal income	$ 617	$ 725
State excise	169	186
	786	911
Deferred taxes:		
Federal income	699	618
State excise	33	2
	732	620
	$ 1,518	$ 1,531

(Dollars in Thousands)

NOTE 10 – INCOME TAXES (CONTINUED)

The provision for income taxes differs from the federal statutory corporate rate as follows:

	Percentage of Earnings Before Income Taxes Years Ended June 30,	
	2009	2008
Tax at statutory rate	34.0%	34.0%
Increase (decrease) in taxes:		
State income taxes, net of federal tax benefit	2.7	4.0
Increase in BOLI cash value	(1.9)	(3.1)
Additional ESOP compensation	(2.0)	(2.0)
Deferred tax benefit on valuation allowance	-	24.0
Capital loss on Silverton stock	3.0	-
Other, net	0.8	(1.8)
Effective tax rate	36.6%	55.1%

The provisions of SFAS No. 109 require the Company to establish a deferred tax liability for the tax effect of the tax bad debt reserves over the base year amounts. There were no excess reserves at June 30, 2009 and 2008. The Company's base year tax bad debt reserve is $1,312. The estimated deferred tax liability on the base year amount is approximately $502, which has not been recorded in the accompanying consolidated financial statements. The deferred tax valuation allowance for June 30, 2009 is related to a capital loss carryforward that can only be used to offset capital gains. The deferred tax asset valuation allowance at June 30, 2008 is related to the expiration of a charitable contribution carryover. The Company had a charitable contribution carryover of $2,306, which expired June 30, 2009.

The Company acquired a net operating loss (NOL) carryforward from its acquisition of State of Franklin. A deferred tax benefit was recorded for the portion deemed usable over its statutory remaining life (initially 20 years). The expiration date of the remaining NOL carryforward of $11,382 is June 30, 2029.

(Dollars in Thousands)

NOTE 10 – INCOME TAXES (CONTINUED)

The components of the net deferred tax asset are summarized as follows:

	June 30, 2009	June 30, 2008
Deferred tax liabilities:		
FHLB stock dividends	$ (959)	$ (505)
Depreciation	(212)	(40)
Allowance for "available-for-sale" securities	(93)	-
	(1,264)	(545)
Deferred tax assets:		
Fair value adjustment from acquisition, net	2,250	
Charitable contributions	-	784
NOL carryforward	3,870	
Deferred loan fees, net	192	104
Allowance for "available-for-sale" securities	-	11
MRP compensation	105	105
Stock option expense	169	144
Deferred compensation	44	39
Allowance for losses on loans	1,810	708
Charge-offs not recognized for tax purposes	161	161
Capital loss on Silverton Bank stock	141	-
Gross deferred tax assets	8,742	2,056
Valuation allowance	(141)	(667)
Deferred tax asset	8,601	1,389
Net deferred tax asset	$ 7,337	$ 844

NOTE 11 – EMPLOYEE BENEFIT PLANS

401 (K) RETIREMENT PLAN. The Company has a defined contribution pension plan covering all employees having attained the age of 20 and ½ and completing six months of service. Normal retirement date is the participant's sixty-fifth birthday.

Before the Company established the Employee Stock Ownership Plan (effective July 1, 2003), the 401(k) plan was funded by annual employer contributions of 10% of the total plan compensation of all participants in the plan. The amount contributed by the employer was divided among the participants in the same proportion that each participant's compensation bore to the aggregate compensation of all participants. Employer contributions vest to employees over a seven-year period. Employees are permitted to make contributions of up to 50% of their compensation subject to certain limits based on federal tax laws.

(Dollars in Thousands)

NOTE 11 – EMPLOYEE BENEFIT PLANS (CONTINUED)

EMPLOYEE STOCK OWNERSHIP PLAN. The Bank maintains an Employee Stock Ownership Plan (ESOP). On July 1, 2003, the ESOP purchased 670,089 shares of Jefferson Bancshares, Inc. from proceeds provided by the Company in the form of a loan. Thus, the ESOP is considered a leveraged plan. Employees are eligible for participation in the plan upon attaining 20 and ½ years of age and completing six consecutive calendar months during which he has performed at least 500 hours of service. Each plan year, the Bank may, in its discretion, make a contribution to the plan; however, at a minimum, the Bank has agreed to make as a contribution the amount necessary to service the debt incurred to acquire the stock.

Shares are scheduled for release as the loan is repaid. The present amortization schedule calls for 43,206.63 shares to be released each December 31. Dividends on unallocated shares are used to repay the loan while dividends paid on allocated shares become part of the plan's assets. Accounting for the ESOP consists of recognizing compensation expense for the fair market value of the shares as of the date of release. Allocated shares are included in earnings per share calculations while unallocated shares are not included.

ESOP compensation expense was $343 and $443 for the years ended June 30, 2009 and 2008. The original number of shares committed was 670,089 and 43,207 were released during the years ended June 30, 2009 and 2008, respectively. The 432,065 remaining unearned shares had an approximate fair market value of $2,631 at June 30, 2009.

The Bank has also established a SERP to provide for supplemental retirement benefits with respect to the ESOP. The plan provides certain executives with benefits that cannot be provided under the ESOP as a result of the limitations imposed by the Internal Revenue Code, but that would have been provided under the ESOP but for such limitations. The Plan was amended in 2007 to change the first allocation period to December 31, 2007. Compensation expense under the SERP was $1 and $15 for the years ended June 30, 2009 and 2008, respectively.

STOCK COMPENSATION PLANS. The Company maintains stock-based benefit plans under which certain employees and directors are eligible to receive restricted stock grants or options. Under the 2005 Stock-Based Benefit Plan, the maximum number of shares that may be granted as restricted stock is 279,500, and a maximum of 698,750 shares may be issued through the exercise of nonstatutory or incentive stock options. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is ten years.

Restricted stock grants aggregating 45,000 shares and having a fair value of $597 were awarded in 2006. Restrictions on the grants lapse in annual increments over five years. The market value as of the grant date of the restricted stock grants is charged to expense as the restrictions lapse. Compensation expense for grants vesting in 2009 and 2008 was $284 and $523, respectively.

(Dollars in Thousands)

NOTE 11 – EMPLOYEE BENEFIT PLANS (CONTINUED)

A summary of the status of the Company's stock option plan is presented below:

	2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	400,032	$ 13.69	401,778	$ 13.69
Converted options of State of Franklin	184,649	10.85	-	
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	(6,988)	13.69	(1,746)	13.69
Outstanding at end of year	577,693	12.78	400,032	13.69
Options exercisable at year-end	577,693	12.78	321,434	13.69
Weighted-average fair value of options granted during the year	-	-	-	-

Information pertaining to options outstanding at June 30, 2009 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.00 - $11.00	161,141	2.34 years	$ 10.47	161,141	$ 10.47
$11.01 - $12.00	-		-	-	-
$12.01 - $13.00	-		-	-	-
$13.01 - $14.00	416,552	4.46 years	13.68	416,552	13.68

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and core and tangible capital (as defined) to tangible assets (as defined). Management believes as of June 30, 2009 and 2008, that the Bank met all capital adequacy requirements to which it was subject.

(Dollars in Thousands)

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

As of June 30, 2009, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of June 30, 2009 and 2008 are also presented in the table.

	Actual		Minimum Capital Requirements		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2009:						
Total Risk-Based Capital (To Risk Weighted Assets)	$ 53,953	10.49%	$ 41,164	≥ 8.0%	$ 51,456	≥ 10.0%
Tier 1 Capital (To Risk Weighted Assets)	49,225	9.57%	20,582	≥ 4.0%	30,873	≥ 6.0%
Tier 1 Capital (To Average Assets)	49,225	7.85%	25,081	≥ 4.0%	31,351	≥ 5.0%
As of June 30, 2008:						
Total Risk-Based Capital (To Risk Weighted Assets)	$ 66,271	24.20%	$ 21,941	≥ 8.0%	$ 27,426	≥ 10.0%
Tier 1 Capital (To Risk Weighted Assets)	64,472	23.50%	10,970	≥ 4.0%	16,455	≥ 6.0%
Tier 1 Capital (To Average Assets)	64,472	19.60%	13,175	≥ 4.0%	16,469	≥ 5.0%

(Dollars in Thousands)

NOTE 12 – MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The following table provides reconciliation between GAAP capital and the various categories of regulatory capital:

	Bank	
	June 30,	
	2009	2008
GAAP Capital	$ 82,036	$ 65,182
Adjustments:		
Deferred taxes	(7,839)	(727)
Unrealized (gains)/losses	(150)	17
Disallowed goodwill and other intangibles	(24,822)	0
Core, Tangible and Tier 1 Capital	49,225	64,472
Adjustments:		
Allowances for losses	4,727	1,799
Total Capital	$ 53,952	$ 66,271

NOTE 13 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis.

At June 30, 2009, the Bank's retained earnings available for the payment of dividends was $26,303. Accordingly, $55,733 of the Company's equity in the net assets of the Bank was restricted at June 30, 2009. Funds available for loans or advances by the Bank to the Company amounted to $8,204.

In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments generally include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The Company's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments. The Company minimizes this risk by evaluating each borrower's creditworthiness on a case-by-case basis. Collateral held by the Company consists of a first or second mortgage on the borrower's property. The amount of collateral obtained is based upon an appraisal of the property.

(Dollars in Thousands)

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Commitments to originate mortgage loans are legally binding agreements to lend to the Company's customers and generally expire in ninety days or less. There were no commitments at June 30, 2009 to originate adjustable-rate loans or to originate fixed-rate loans with a term of twenty years or less. The Company has $6,134 in unfunded letters of credit and $37,123 in unfunded lines of credit at June 30, 2009. The Company also has $13,056 in commitments to fund residential construction, commercial real estate construction and land development loans at June 30, 2009.

The Company has entered into employment agreements with its President and CEO Anderson L. Smith and Randy Greene, President of Tri-Cities Division. Agreement stipulations are terms, duties, compensation and performance bonuses and provides remedies for both parties upon certain events occurring. Mr. Smith's agreement provides for deferred compensation upon him attaining age 65.

Upon completion of the Bank's conversion from mutual to stock form, a "liquidation account" was established in an amount equal to the total equity of the Bank as of the latest practicable date prior to the conversion. The liquidation account was established to provide limited priority claim to the assets of the Bank to "eligible account holders", as defined in the Plan of Conversion, who continue to maintain deposits in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible account holder and supplemental eligible account holder would receive a liquidation distribution, prior to any payment to the holder of the Bank's common stock. This distribution would be based upon each eligible account holder's and supplemental eligible account holder's proportionate share of the then total remaining qualifying deposits. At the time of the conversion, the liquidation account, which is an off-balance sheet memorandum account, amounted to $29.5 million.

NOTE 16 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains products and services from directors or affiliates thereof. In the opinion of management, such transactions are made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(Dollars in Thousands)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Financial information pertaining only to Jefferson Bancshares, Inc. is as follows:

Balance Sheet	June 30, 2009
Assets	
Cash and due from banks	$ 775
Investment securities classified as available for sale, net	2
Investment in common stock of Jefferson Federal Bank	82,036
Loan receivable from ESOP	4,769
Deferred tax asset	-
Other assets	172
Total assets	$ 87,754
Liabilities and Stockholders' Equity	
Accrued expenses	$ 462
Other liabilities	876
Subordinated debentures	6,911
Stockholders' equity	79,505
Total liabilities and stockholders' equity	$ 87,754

Statement of Income	Year Ended June 30, 2009
Dividends from Jefferson Federal Bank	$ 6,000
Interest on investment securities	239
Other income	-
Total income	6,239
Interest expense	332
Other operating expenses	223
Income before income taxes and equity in undistributed net income of Jefferson Federal Bank	5,684
Income tax	50
	5,634
Dividends in excess of net income of Jefferson Federal Bank	(3,004)
Net income	$ 2,630

(Dollars in Thousands)

NOTE 17 – CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY (CONTINUED)

Statement of Cash Flows	Year Ended June 30, 2009
Cash flows from operating activities:	
Net income	$ 2,630
Adjustments to reconcile net income to net cash provided by operating activities:	
Dividends in excess of net income of Jefferson Federal Bank	3,004
Deferred tax expense	135
Amortization/accretion of intangible assets	75
Decrease in other assets	1,141
Decrease in other liabilities	(195)
Net cash provided by operations	6,790
Cash flows from investing activities:	
Investment in State of Franklin Bank	(4,406)
Return of principal on loan to ESOP	381
Net cash used in investing activities	(4,025)
Cash flows from financing activities:	
Purchase of treasury stock	(2,028)
Dividends paid on common stock	(1,557)
Net cash used for financing activities	(3,585)
Net increase in cash and cash equivalents	(820)
Cash and cash equivalents at beginning of year	1,595
Cash and cash equivalents at end of year	$ 775

JEFFERSON BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in Thousands)

NOTE 18 – QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (in thousands except per share data):

	Three Months Ended			
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009
	(Unaudited)			
Interest income	$ 4,668	$ 7,072	$ 8,214	$ 8,221
Interest expense	1,681	3,081	3,476	3,381
Net interest income	2,987	3,991	4,738	4,840
Provision for loan losses	160	150	300	300
Net interest income after reduction in provision for loan losses	2,827	3,841	4,438	4,540
Noninterest income	394	629	645	1,517
Noninterest expense	2,339	3,535	4,038	4,771
Earnings before income taxes	882	935	1,045	1,286
Income taxes	349	145	421	603
Net earnings (loss)	$ 533	$ 790	$ 624	$ 683
Earnings per share, basic	$ 0.09	$ 0.13	$ 0.10	$ 0.11
Earnings per share, diluted	$ 0.09	$ 0.13	$ 0.10	$ 0.11

	Three Months Ended			
	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008
	(Unaudited)			
Interest income	$ 5,411	$ 5,491	$ 5,198	$ 4,746
Interest expense	2,510	2,535	2,293	1,910
Net interest income	2,901	2,956	2,905	2,836
Provision for loan losses	68	60	243	80
Net interest income after provision for loan losses	2,833	2,896	2,662	2,756
Noninterest income	412	347	378	383
Noninterest expense	2,569	2,538	2,290	2,492
Earnings before income taxes	676	705	750	647
Income taxes	242	881	255	153
Net earnings	$ 434	$ (176)	$ 495	$ 494
Earnings per share, basic	$ 0.07	$ (0.03)	$ 0.09	$ 0.09
Earnings per share, diluted	$ 0.07	$ (0.03)	$ 0.09	$ 0.09

(Dollars in Thousands)

NOTE 19 – BUSINESS COMBINATION

On October 31, 2008, the Company completed the acquisition of State of Franklin. State of Franklin was headquartered in Johnson City, Tennessee, which is approximately 70 miles northeast of the Company's headquarters. State of Franklin operated six offices in Johnson City and Kingsport, Tennessee. The primary reason for the acquisition of State of Franklin was to expand the Company's presence into upper East Tennessee. Under the terms of the merger agreement, the Company issued a combination of shares of Company common stock and cash for the outstanding common shares of State of Franklin. State of Franklin shareholders were given the option of receiving $10.00 in cash, or 1.1287 shares of Company common stock for each share of State of Franklin common stock, or a combination of stock and cash for each share of State of Franklin common stock, provided that 60% of the aggregate shares of State of Franklin common stock would be exchanged for Company common stock and subject to the allocation and proration formula set forth in the merger agreement. However, all State of Franklin common stockholders residing outside of Tennessee were only eligible to receive cash consideration. Based on this structure, the aggregate merger consideration totaled approximately $4.3 million in cash and 736,000 shares of Company common stock. The Company also incurred $557,000 in merger costs that were capitalized into goodwill. The acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The assets acquired and liabilities assumed set forth below were recorded by the Company at their fair values at the acquisition date:

Cash and cash equivalents	$ 32,062
Investment securities	31,767
Loans, net	221,023
Premises and equipment	15,921
Core deposit intangible	3,421
Goodwill	21,783
Other assets	15,068
Total assets acquired	341,045
Deposits	262,082
Borrowings	64,462
Other liabilitites	2,939
Total liabilities assumed	329,483
Net assets acquired	$ 11,562

(Dollars in Thousands)

NOTE 19 – BUSINESS COMBINATION (CONTINUED)

Intangible assets and purchase accounting fair value adjustments are amortized under various methods over the expected lives of the related assets and liabilities. Recorded goodwill will not be amortized and is not deductible for tax purposes, but will be tested for impairment at least annually.

The pro forma information below presents combined results of operations as if the acquisition had occurred at the beginning of the respective periods presented. The pro forma information includes adjustments for interest income on loans, deposits, and borrowings acquired, amortization of intangibles, depreciation expense on property acquired, and the related income tax effects. The 2009 pro forma information also includes the loss from the sale of Fannie Mae and Freddie Mac preferred stock realized by State of Franklin. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed dates.

	Year Ended June 30,	
	2009	2008
Net interest income	$ 19,580	$ 23,900
Net loss	$ (7,085)	$ 890
(Loss) earnings per share	$ (1.12)	$ 0.14
(Loss) earnings per share, diluted	$ (1.12)	$ 0.14

NOTE 20 – SUBORDINATED DEBT

As part of the State of Franklin acquisition, the Company acquired the State of Franklin Statutory Trust II (the "Trust") and assumed the Trust's obligation with respect to certain capital securities described below. On December 13, 2006, State of Franklin issued $10,310 of junior subordinated debentures to the Trust, a Delaware business trust wholly owned by State of Franklin. The Trust (a) sold $10,000 of capital securities through its underwriters to institutional investors and upstreamed the proceeds to State of Franklin and (b) issued $310 of common securities to State of Franklin. The sole assets of the Trust are the $10,310 of junior subordinated debentures issued by State of Franklin. The securities are redeemable at par after January 30, 2012, and have a final maturity January 30, 2037. The interest is payable quarterly at a floating rate equal to 3-month LIBOR plus 1.7%.

(Dollars in Thousands)

NOTE 21 – FAIR VALUE DISCLOSURES

Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" and SFAS No. 159 "The Fair Value Options for Financial Assets and Liabilities". SFAS No. 159, which was issued in February 2008, generally permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. The Statement also provides guidance on financial assets and liabilities that are not subject to fair value measurement. Upon adoption of SFAS No. 159, the Company did not elect to adopt the fair value option for any financial instruments.

SFAS No. 157, which was issued in September 2006, defines fair value, provides a framework for measuring fair value under U.S. Generally Accepted Accounting Principles and expands disclosures about fair value measurements. This Statement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with SFAS No. 157, when measuring fair value, the Company uses valuation techniques that are appropriate and consistently applied. A hierarchy is also established under the standard and is used to prioritize valuation inputs into the following three levels used to measure fair value:

Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury, other U.S. Government and agency mortgage-backed debt securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts and residential mortgage loans held-for-sale.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly structured or long-term derivative contracts.

(Dollars in Thousands)

NOTE 21 – FAIR VALUE DISCLOSURES (CONTINUED)

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value:

Investment Securities Available-for-Sale

Level 2 investment securities classified as "available-for-sale" are recorded at fair value on at least a monthly basis. Fair value measurements are based upon independent pricing models or other model-based valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 securities include mortgage-backed securities issued by government-sponsored entities, municipal bonds, bonds issued by government agencies, and corporate debt securities. Level 3 investment securities classified as "available-for-sale" are recorded at fair value on at least a semi-annual basis. Fair value measurements are based upon independent pricing models based upon unobservable inputs which require significant management judgment or estimation. Level 3 securities include mortgage-backed securities issued by government-sponsored entities and other debt securities.

Impaired Loans

The Company does not record loans at fair value on a recurring basis. However, from time to time, a loan is considered impaired and an allowance for loan losses is established. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows.

Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At June 30, 2009, substantially all of the total impaired loans were evaluated based on either the fair value of the collateral or its liquidation value. In accordance with SFAS No. 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

Below is a table that presents information about certain assets and liabilities measured at fair value:

	June 30, 2009				
	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Position	Assets/Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
Securities available-for-sale	$ -	$ 30,248	$ 6,296	$ 36,544	$ 36,544

(Dollars in Thousands)

NOTE 21 – FAIR VALUE DISCLOSURES (CONTINUED)

Assets and Liabilities Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with GAAP. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below.

	June 30, 2009				
	Fair Value Measurement Using			Total Carrying Amount in Statement of Financial Position	Assets/Liabilities Measured at Fair Value
Description	Level 1	Level 2	Level 3		
Impaired loans	$ -	$ -	$ 4,532	$ 4,532	$ 4,532

The carrying value and estimated fair value of the Company's financial instruments are as follows:

	June 30, 2009		June 30, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and balances due from banks and interest-bearing deposits with banks	$ 44,108	$ 44,108	$ 17,616	$ 17,616
Available-for-sale and held-to maturity securities	36,544	36,544	3,478	3,478
Federal Home Loan Bank stock	4,735	4,735	1,868	1,868
Loans receivable	503,331	501,841	282,483	282,720
Accrued interest receivable	2,258	2,258	1,246	1,246
Loans held-for-sale	881	881	258	258
Financial liabilities:				
Deposits	(482,167)	(479,770)	(223,552)	(223,886)
Borrowed funds	(91,098)	(93,486)	(33,000)	(33,552)
Off-balance-sheet credit items:				
Commitments to extend credit	-	13,056	-	1,775
Letters of credit	-	6,134	-	8,033
Unused lines of credit	-	37,123	-	20,000

(Dollars in Thousands)

NOTE 22 – GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 19, the acquisition of State of Franklin resulted in the recording of goodwill. In addition, fair value adjustments yielded a core deposit asset, classified as other intangible assets. Goodwill and other intangible assets are composed of the following at June 30, 2009:

Beginning balance	$ -
Core deposit intangibles from acquisition during year	3,421
Less: Accumulated amortization	(393)
Core deposit intangible, net	3,028
Goodwill from acquisition during year	21,783
Total goodwill and intangibles	$24,811

Other intangible assets are amortized using an accelerated method over 10 years. Recorded goodwill will not be amortized and is not deductible for tax purposes, but will be tested for impairment at least annually in accordance with the requirements under SFAS 142. Management has tested goodwill and core deposit intangibles as of June 30, 2009 and finds there is no impairment of the values.

Future amortization of other intangible assets is as follows:

Year Ending June 30, 2009	
2010	$ 553
2011	497
2012	441
2013	386
2014	330

Amortization expense related to other intangible assets is $393 for the year ending June 30, 2009.

JEFFERSON
Bancshares, Inc.

Morristown, Tennessee
www.jeffersonfederal.com